INTERIM REPORT

For the three months ended
March 31, 2013

CONSOLIDATED BALANCE SHEETS
as at March 31, 2013 and December 31, 2012
(unaudited - US$ millions)

	Notes	March 31, 2013	December 31, 2012
Assets
Holding company cash and investments (including assets pledged for short sale and derivative obligations – $113.5; December 31, 2012 – $140.2)	5, 20	1,242.2	1,169.2
Insurance contract receivables		2,264.5	1,945.4
		3,506.7	3,114.6

Portfolio investments
Subsidiary cash and short term investments	5, 20	6,307.1	6,960.1
Bonds (cost $9,097.1; December 31, 2012 – $9,428.9)	5	10,394.1	10,803.6
Preferred stocks (cost $619.4; December 31, 2012 – $618.7)	5	593.0	605.1
Common stocks (cost $4,132.4; December 31, 2012 – $4,066.3)	5	4,797.0	4,399.1
Investments in associates (fair value $1,792.4; December 31, 2012 – $1,782.4)	5, 6	1,322.2	1,355.3
Derivatives and other invested assets (cost $537.3; December 31, 2012 – $524.0)	5, 7	228.2	181.0
Assets pledged for short sale and derivative obligations (cost $830.9; December 31, 2012 – $791.1)	5, 7	881.3	859.0
		24,522.9	25,163.2

Deferred premium acquisition costs		472.5	463.1
Recoverable from reinsurers (including recoverables on paid losses – $428.5; December 31, 2012 – $311.0)	10	5,191.1	5,290.8
Deferred income taxes		690.9	623.5
Goodwill and intangible assets		1,292.5	1,301.1
Other assets		1,179.7	984.9
		36,856.3	36,941.2

Liabilities
Subsidiary indebtedness	11	43.2	52.1
Accounts payable and accrued liabilities		2,078.1	1,877.7
Income taxes payable		74.4	70.5
Short sale and derivative obligations (including at the holding company – $6.2; December 31, 2012 – $41.2)	5, 7	130.7	238.2
Funds withheld payable to reinsurers		434.5	439.7
		2,760.9	2,678.2

Insurance contract liabilities	8	22,130.8	22,376.2
Long term debt	11	3,177.7	2,996.5
		25,308.5	25,372.7

Equity	12
Common shareholders’ equity		7,550.2	7,654.7
Preferred stock		1,166.4	1,166.4
Shareholders’ equity attributable to shareholders of Fairfax		8,716.6	8,821.1
Non-controlling interests		70.3	69.2
Total equity		8,786.9	8,890.3
		36,856.3	36,941.2

See accompanying notes.

CONSOLIDATED STATEMENTS OF EARNINGS
for the three months ended March 31, 2013 and 2012
(unaudited - US$ millions except per share amounts)

	Notes	2013	2012
Revenue
Gross premiums written	18	1,891.8	1,807.6
Net premiums written	18	1,605.7	1,521.6
Net premiums earned	18	1,462.8	1,339.5
Interest and dividends		99.5	129.6
Share of profit (loss) of associates		18.7	(8.7)
Net gains (losses) on investments	5	9.4	(40.9)
Other revenue	18	194.2	205.0
		1,784.6	1,624.5
Expenses
Losses on claims, gross	8	1,173.1	1,102.0
Less ceded losses on claims	10	(269.6)	(203.2)
Losses on claims, net	19	903.5	898.8
Operating expenses	19	284.4	271.3
Commissions, net	10	240.2	206.1
Interest expense		53.3	52.9
Other expenses	19	191.1	199.6
		1,672.5	1,628.7
Earnings (loss) before income taxes		112.1	(4.2)
Recovery of income taxes	14	(51.2)	(2.9)
Net earnings (loss)		163.3	(1.3)

Attributable to:
Shareholders of Fairfax		161.6	(2.6)
Non-controlling interests		1.7	1.3
		163.3	(1.3)

Net earnings (loss) per share	13	$7.22	$(0.76)
Net earnings (loss) per diluted share	13	$7.12	$(0.76)
Cash dividends paid per share		$10.00	$10.00
Shares outstanding (000) (weighted average)	13	20,244	20,356

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
for the three months ended March 31, 2013 and 2012
(unaudited – US$ millions)

	Notes	2013	2012
Net earnings (loss)		163.3	(1.3)

Other comprehensive income (loss), net of income taxes	12

Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations		(70.5)	45.8
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	7	31.1	(19.9)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans		(8.6)	6.2
		(48.0)	32.1
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates		2.2	(11.0)
Other comprehensive income (loss), net of income taxes		(45.8)	21.1
Comprehensive income		117.5	19.8

Attributable to:
Shareholders of Fairfax		116.3	18.3
Non-controlling interests		1.2	1.5
		117.5	19.8

See accompanying notes.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
for the three months ended March 31, 2013 and 2012
(unaudited - US$ millions)

	Subordinate voting shares	Multiple voting shares	Treasury shares (at cost)	Share- based payments	Retained earnings	Accumulated other comprehensive income	Common shareholders’ equity	Preferred shares	Equity attributable to shareholders of Fairfax	Non- controlling interests	Total equity
Balance as of January 1, 2013	3,243.3	3.8	(121.1)	26.8	4,389.8	112.1	7,654.7	1,166.4	8,821.1	69.2	8,890.3
Net earnings for the period	—	—	—	—	161.6	—	161.6	—	161.6	1.7	163.3
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	(70.0)	(70.0)	—	(70.0)	(0.5)	(70.5)
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	31.1	31.1	—	31.1	—	31.1
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	(8.6)	(8.6)	—	(8.6)	—	(8.6)
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	2.2	2.2	—	2.2	—	2.2
Issuance of shares	—	—	1.0	(1.3)	—	—	(0.3)	—	(0.3)	—	(0.3)
Purchases and amortization	—	—	(3.8)	4.3	—	—	0.5	—	0.5	—	0.5
Common share dividends	—	—	—	—	(205.5)	—	(205.5)	—	(205.5)	—	(205.5)
Preferred share dividends	—	—	—	—	(15.5)	—	(15.5)	—	(15.5)	—	(15.5)
Net changes in capitalization	—	—	—	—	—	—	—	—	—	(0.1)	(0.1)
Balance as of March 31, 2013	3,243.3	3.8	(123.9)	29.8	4,330.4	66.8	7,550.2	1,166.4	8,716.6	70.3	8,786.9

Balance as of January 1, 2012	3,243.3	3.8	(72.7)	12.9	4,138.2	102.4	7,427.9	934.7	8,362.6	45.9	8,408.5
Net earnings (loss) for the period	—	—	—	—	(2.6)	—	(2.6)	—	(2.6)	1.3	(1.3)
Other comprehensive income (loss), net of income taxes:
Change in unrealized foreign currency translation gains (losses) on foreign operations	—	—	—	—	—	45.6	45.6	—	45.6	0.2	45.8
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	—	—	—	—	—	(19.9)	(19.9)	—	(19.9)	—	(19.9)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	—	—	—	—	—	6.2	6.2	—	6.2	—	6.2
Share of gains (losses) on defined benefit plans of associates	—	—	—	—	—	(11.0)	(11.0)	—	(11.0)	—	(11.0)
Issuance of shares	—	—	2.1	(1.3)	—	—	0.8	231.7	232.5	—	232.5
Purchases and amortization	—	—	(18.0)	3.5	—	—	(14.5)	—	(14.5)	—	(14.5)
Common share dividends	—	—	—	—	(205.8)	—	(205.8)	—	(205.8)	—	(205.8)
Preferred share dividends	—	—	—	—	(12.8)	—	(12.8)	—	(12.8)	—	(12.8)
Net changes in capitalization	—	—	—	—	—	—	—	—	—	7.7	7.7
Balance as of March 31, 2012	3,243.3	3.8	(88.6)	15.1	3,917.0	123.3	7,213.9	1,166.4	8,380.3	55.1	8,435.4

See accompanying notes.

CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2013 and 2012
(unaudited - US$ millions)

	Notes	2013	2012
Operating activities
Net earnings (loss)		163.3	(1.3)
Amortization of premises and equipment and intangible assets		16.9	16.6
Net bond discount amortization		(11.7)	(8.3)
Amortization of share-based payment awards		4.3	3.5
Share of (profit) loss of associates		(18.7)	8.7
Deferred income taxes	14	(65.1)	(25.7)
Net (gains) losses on investments	5	(9.4)	40.9
Loss on repurchase of long term debt	11	3.4	—
Net sales of securities classified as at FVTPL	20	65.5	392.5
Changes in operating assets and liabilities	20	(73.9)	(230.1)
Cash provided by operating activities		74.6	196.8

Investing activities
Sales of investments in associates	6	39.6	7.2
Purchases of investments in associates	6, 16	(86.3)	(77.5)
Net purchases of premises and equipment and intangible assets		(9.0)	(7.7)
Net purchases of subsidiaries, net of cash acquired	16	—	(51.4)
Cash used in investing activities		(55.7)	(129.4)

Financing activities
Subsidiary indebtedness:	11
Issuances		0.1	—
Repayment		(30.2)	(1.0)
Long term debt:	11
Issuances		261.4	—
Issuance costs		(1.5)	—
Repayment		(51.4)	(1.0)
Preferred shares:	12
Issuances		—	239.1
Issuance costs		—	(7.4)
Purchase of subordinate voting shares for treasury		(3.8)	(18.0)
Common share dividends		(205.5)	(205.8)
Preferred share dividends		(15.5)	(12.8)
Cash used in financing activities		(46.4)	(6.9)
Increase (decrease) in cash, cash equivalents and bank overdrafts		(27.5)	60.5
Cash, cash equivalents and bank overdrafts – beginning of period		2,815.3	1,910.0
Foreign currency translation		(43.9)	22.9
Cash, cash equivalents and bank overdrafts – end of period	20	2,743.9	1,993.4

See accompanying notes.

Notes to Interim Consolidated Financial Statements
for the three months ended March 31, 2013 and 2012
(unaudited – in US$ and $ millions except per share amounts and as otherwise indicated)

1.	Business Operations
Fairfax Financial Holdings Limited (“the company” or “Fairfax”) is a financial services holding company which, through its subsidiaries, is principally engaged in property and casualty insurance and reinsurance and the associated investment management. The holding company is federally incorporated and domiciled in Ontario, Canada.

2.	Basis of Presentation

These interim consolidated financial statements of the company for the three months ended March 31, 2013 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard 34 Interim Financial Reporting. Accordingly, certain information and disclosures normally included in annual consolidated financial statements prepared in accordance with IFRS as issued by the IASB have been omitted or condensed. These interim consolidated financial statements should be read in conjunction with the company’s annual consolidated financial statements for the year ended December 31, 2012, which have been prepared in accordance with IFRS as issued by the IASB. Where IFRS does not contain clear guidance governing the accounting treatment of certain transactions including those that are specific to insurance products, IFRS requires judgment in developing and applying an accounting policy, which may include reference to another comprehensive body of accounting principles. In these cases, the company considers the hierarchy of guidance in International Accounting Standard 8 Accounting Policies, Changes in Accounting Estimates and Errors and may refer to accounting principles generally accepted in the United States (“U.S. GAAP”). The interim consolidated financial statements have been prepared on a historical cost basis, except for derivative financial instruments and as at fair value through profit and loss (“FVTPL”) financial assets and liabilities that have been measured at fair value.

These interim consolidated financial statements were approved for issue by the company’s Board of Directors on May 2, 2013.

3.	Summary of Significant Accounting Policies

The principal accounting policies applied to the preparation of these interim consolidated financial statements are as set out in the company's annual consolidated financial statements for the year ended December 31, 2012, prepared in accordance with IFRS as issued by the IASB. Those policies and methods of computation have been consistently applied to all periods presented except as described below.
Changes in accounting policies
The company has adopted the following new and revised standards, along with any consequential amendments, effective January 1, 2013. These changes were adopted in accordance with the applicable transitional provisions of each new or revised standard.

Amendments to IAS 1 Presentation of Financial Statements (“IAS 1”)
The amendments to IAS 1 change the presentation of items in the consolidated statement of comprehensive income. The amendments require the components of other comprehensive income to be presented in two separate groups, based on whether or not the components may be recycled to the consolidated statement of earnings in the future. The company retrospectively adopted these presentation changes on January 1, 2013, which did not result in any measurement adjustments to other comprehensive income or comprehensive income.

Amendments to IAS 19 Employee Benefits (“IAS 19”)
The amendments to IAS 19 require changes to the recognition and measurement of defined benefit pension and post retirement benefit expense and to the disclosures for all employee benefits. The net defined benefit liability (asset) is required to be recognized on the consolidated balance sheet without any deferral of actuarial gains and losses and past service costs as previously permitted. Past service costs are recognized in the consolidated statement of earnings when incurred. Expected returns on plan assets are no longer included in the determination of defined benefit expense. Instead, defined benefit expense includes the net interest on the net defined benefit liability (asset) calculated using a discount rate based on market yields on high quality bonds. Remeasurements consisting of actuarial gains and losses, the actual return on plan assets (excluding the net interest component) and any change in asset limitation amounts are recognized in other comprehensive income. All remeasurements recognized in other comprehensive income are subsequently included in accumulated other comprehensive income and cannot be recycled to the consolidated statement of earnings in the future.

The company adopted the amendments to IAS 19 retrospectively which had no impact on total equity as at January 1, 2012 and December 31, 2012, nor was there any impact on net cash flows for the year ended December 31, 2012. The adjustments for each financial statement line item affected are presented below.

Adjustments within common shareholders' equity on the consolidated balance sheets

	Increase (decrease)
	December 31, 2012	January 1, 2012
Retained earnings	2.7	(15.6)
Accumulated other comprehensive income	(2.7)	15.6

Adjustments to consolidated statement of earnings

Quarter ended March 31, 2012
Net earnings before adoption of accounting change	0.1

Impact on net earnings of adoption of accounting change:
Operating expenses - increase	(1.5)
Other expenses - increase	(0.4)
Recovery of income taxes - increase	0.5
(1.4)
Net loss after adoption of accounting change	(1.3)

Attributable to:
Shareholders of Fairfax	(2.6)
Non-controlling interests	1.3
(1.3)

Adjustments to consolidated statement of comprehensive income

Quarter ended March 31, 2012
Comprehensive income before adoption of accounting change	21.2

Impact on net earnings of adoption of accounting change	(1.4)
Comprehensive income after adoption of accounting change	19.8

Attributable to:
Shareholders of Fairfax	18.3
Non-controlling interests	1.5
19.8

IFRS 13 Fair Value Measurement (“IFRS 13”)
IFRS 13 provides a single comprehensive framework for measuring fair value. IFRS 13 applies to IFRS that require or permit fair value measurement, but does not address when to measure fair value or require additional use of fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The new standard requires disclosures similar to those in IFRS 7 Financial Instruments: Disclosures (“IFRS 7”), but applies to substantially all assets and liabilities measured at fair value, whereas IFRS 7 applies only to financial assets and liabilities measured at fair value. The company adopted IFRS 13 prospectively on January 1, 2013. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the company to measure fair value and did not result in any measurement adjustments as at January 1, 2013. However, certain interim disclosures under IAS 34 Interim Financial Reporting related to the fair value of financial instruments have been expanded.

IFRS 10 Consolidated Financial Statements (“IFRS 10”)
IFRS 10 introduces a single consolidation model that uses the same criteria to determine control for entities of all types, irrespective of whether the investee is controlled by voting rights or other contractual arrangements. Under IFRS 10, an investee is consolidated only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. The principle that a consolidated entity presents a parent and its subsidiaries as a single entity remains unchanged, as do the mechanics of consolidation. IFRS 10 supersedes the guidance in IAS 27 Consolidated and Separate Financial Statements and SIC-12 Consolidation - Special Purpose Entities. The company assessed its subsidiaries and investees on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any changes within its consolidated financial reporting.

IFRS 11 Joint Arrangements (“IFRS 11”)
IFRS 11 establishes principles for financial reporting by parties to a joint arrangement, and only differentiates between joint operations and joint ventures. The option to apply proportionate consolidation when accounting for joint ventures has been removed and equity accounting is now applied in accordance with IAS 28 Investments in Associates and Joint Ventures. IFRS 11 supersedes existing guidance under IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non Monetary Contributions by Venturers. The company assessed its investments in associates and joint arrangements on January 1, 2013 and determined that the adoption of IFRS 11 did not result in any measurement changes within its consolidated financial reporting.

IAS 28 Investments in Associates and Joint Ventures (“IAS 28”)
IAS 28 has been amended to be consistent with the changes to accounting for joint arrangements in IFRS 11. The amended standard prescribes the accounting for investments in associates and provides guidance on the application of the equity method when accounting for investments in associates and joint ventures. Retrospective adoption of the amended standard on January 1, 2013 did not result in any measurement changes within the company's consolidated financial reporting.

4.	Critical Accounting Estimates and Judgments

In the preparation of the company's interim consolidated financial statements, management has made a number of estimates and judgments which are consistent with those as described in the company's annual consolidated financial statements for the year ended December 31, 2012. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

5.	Cash and Investments

Holding company cash and investments, portfolio investments and short sale and derivative obligations are classified as at FVTPL, except for investments in associates and other invested assets which are classified as other, and are shown in the table below:

	March 31, 2013	December 31, 2012
Holding company:
Cash and cash equivalents (note 20)	142.6	212.9
Short term investments	558.8	426.5
Short term investments pledged for short sale and derivative obligations	113.5	140.2
Bonds	79.6	115.9
Preferred stocks	38.5	46.3
Common stocks	185.4	170.1
Derivatives (note 7)	123.8	57.3
	1,242.2	1,169.2
Short sale and derivative obligations (note 7)	(6.2)	(41.2)
	1,236.0	1,128.0

Portfolio investments:
Cash and cash equivalents (note 20)	2,688.7	2,728.6
Short term investments	3,618.4	4,231.5
Bonds	10,394.1	10,803.6
Preferred stocks	593.0	605.1
Common stocks	4,797.0	4,399.1
Investments in associates (note 6)	1,322.2	1,355.3
Derivatives (note 7)	197.3	149.7
Other invested assets	30.9	31.3
	23,641.6	24,304.2

Assets pledged for short sale and derivative obligations:
Cash and cash equivalents (note 20)	41.1	51.1
Short term investments	282.8	307.1
Bonds	557.4	500.8
	881.3	859.0
	24,522.9	25,163.2
Short sale and derivative obligations (note 7)	(124.5)	(197.0)
	24,398.4	24,966.2
Common stocks included investments in limited partnerships with a carrying value of $506.9 at March 31, 2013 ($468.6 at December 31, 2012).

Fixed Income Maturity Profile
Bonds are summarized by the earliest contractual maturity date in the table below. Actual maturities may differ from maturities shown below due to the existence of call and put features. At March 31, 2013 bonds containing call and put features represented approximately $6,256.6 and $74.4 respectively ($6,332.7 and $77.5 at December 31, 2012 respectively) of the total fair value of bonds in the table below.

	March 31, 2013		December 31, 2012
	Amortized cost	Fair value	Amortized cost	Fair value
Due in 1 year or less	980.0	1,132.2	849.5	1,008.2
Due after 1 year through 5 years	2,941.3	3,412.2	2,625.8	2,984.3
Due after 5 years through 10 years	2,144.4	2,571.8	2,828.3	3,409.4
Due after 10 years	3,647.0	3,914.9	3,685.8	4,018.4
	9,712.7	11,031.1	9,989.4	11,420.3
Fair Value Disclosures
The company’s use of quoted market prices (Level 1), valuation models using observable market information as inputs (Level 2) and valuation models without observable market information as inputs (Level 3) in the recurring valuation of securities and derivative contracts by type of issuer was as follows:

	March 31, 2013				December 31, 2012
	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total fair value asset (liability)	Quoted prices (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	2,872.4	2,872.4	—	—	2,992.6	2,992.6	—	—

Short term investments:
Canadian provincials	1,021.7	1,021.7	—	—	1,375.1	1,375.1	—	—
U.S. treasury	3,014.4	3,014.4	—	—	3,137.6	3,137.6	—	—
Other government	467.7	436.1	31.6	—	508.3	468.3	40.0	—
Corporate and other	69.7	—	69.7	—	84.3	—	84.3	—
	4,573.5	4,472.2	101.3	—	5,105.3	4,981.0	124.3	—
Bonds:
Canadian government	20.1	—	20.1	—	21.1	—	21.1	—
Canadian provincials	128.7	—	128.7	—	133.4	—	133.4	—
U.S. treasury	1,449.0	—	1,449.0	—	1,520.8	—	1,520.8	—
U.S. states and municipalities	6,768.3	—	6,768.3	—	6,867.8	—	6,867.8	—
Other government	1,079.4	—	1,079.4	—	1,204.1	—	1,204.1	—
Corporate and other	1,585.6	—	1,465.6	120.0	1,673.1	—	1,554.0	119.1
	11,031.1	—	10,911.1	120.0	11,420.3	—	11,301.2	119.1
Preferred stocks:
Canadian	145.0	—	88.4	56.6	142.1	—	87.5	54.6
U.S.	439.5	—	404.4	35.1	461.6	—	426.2	35.4
Other	47.0	—	47.0	—	47.7	—	47.7	—
	631.5	—	539.8	91.7	651.4	—	561.4	90.0
Common stocks:
Canadian	1,133.8	1,093.6	12.7	27.5	1,064.1	1,022.5	16.5	25.1
U.S.	1,726.3	1,348.6	46.4	331.3	1,748.8	1,395.4	35.3	318.1
Other	2,122.3	1,462.6	398.1	261.6	1,756.3	1,121.7	365.7	268.9
	4,982.4	3,904.8	457.2	620.4	4,569.2	3,539.6	417.5	612.1

Derivatives and other invested assets(1)	329.2	—	208.1	121.1	215.0	—	99.2	115.8

Short sale and derivative obligations	(130.7)	—	(130.7)	—	(238.2)	—	(238.2)	—

Holding company cash and investments and portfolio investments measured at fair value	24,289.4	11,249.4	12,086.8	953.2	24,715.6	11,513.2	12,265.4	937.0

	100.0%	46.3%	49.8%	3.9%	100.0%	46.6%	49.6%	3.8%

(1)	Excluded from these totals are certain real estate investments of $22.8 ($23.3 at December 31, 2012) which are carried at cost less any accumulated amortization and impairment.

There were no changes to the valuation techniques used compared to those described in the Summary of Significant Accounting Policies in the company's annual consolidated financial statements for the year ended December 31, 2012.
Transfers between fair value hierarchy levels are considered effective from the beginning of the reporting period in which the transfer is identified. During the quarters ended March 31, 2013 and 2012 there were no significant transfers of financial instruments between Level 1 and Level 2 in the fair value hierarchy and there were no transfers of financial instruments in or out of Level 3 as a result of changes in the observability of valuation inputs.
Included in Level 3 are investments in CPI-linked derivatives, certain private placement debt securities and common and preferred shares of private companies. CPI-linked derivatives are classified within holding company cash and investments, or in derivatives and other invested assets in portfolio investments on the consolidated balance sheets and are valued using broker-dealer quotes which management has determined utilize market observable inputs except for the inflation volatility input which is not market observable. Private placement debt securities are classified within holding company cash and investments and bonds on the consolidated balance sheets and are valued using industry accepted discounted cash flow models that incorporate the credit spreads of the issuers, an input which is not market observable. Limited partnerships, private equity funds and private company common shares are classified within holding company cash and investments and common stocks on the consolidated balance sheets. As a practical expedient, these investments are primarily valued using net asset value statements provided by the respective third party fund managers and general partners. The fair values in those statements are determined using quoted prices of the underlying assets, and to a lesser extent, observable inputs where available and unobservable inputs, in conjunction with industry accepted valuation models, where required. In some instances, private equity funds and limited partnerships are classified as Level 3 because they may require at least three months of notice to liquidate. Reasonably possible changes in the value of unobservable inputs would not significantly change the fair value of investments classified as Level 3 in the fair value hierarchy.
A summary of changes in the fair values of Level 3 financial assets measured at fair value on a recurring basis for the quarters ended March 31 follows:

	2013
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	119.1	90.0	314.7	122.1	175.3	115.8	937.0
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	0.2	(1.4)	(2.9)	9.8	(2.1)	(37.5)	(33.9)
Purchases	0.7	3.1	29.8	—	0.2	42.8	76.6
Sales	—	—	(11.2)	(15.3)	—	—	(26.5)
Balance - March 31	120.0	91.7	330.4	116.6	173.4	121.1	953.2

	2012
	Private placement debt securities	Private company preferred shares	Limited partnerships	Private equity funds	Private company common shares	CPI-linked derivatives	Total
Balance - January 1	60.0	8.3	193.3	106.1	125.0	208.2	700.9
Total net realized and unrealized gains (losses) included in net gains (losses) on investments	(1.3)	—	2.4	1.7	1.6	(62.8)	(58.4)
Purchases	18.7	—	84.5	10.3	18.9	—	132.4
Sales	(3.1)	—	(11.2)	(2.6)	—	—	(16.9)
Balance - March 31	74.3	8.3	269.0	115.5	145.5	145.4	758.0
The company employs dedicated personnel responsible for the valuation of the company's investment portfolio. Detailed valuations are performed for those financial instruments that are priced internally, while external pricing received from independent pricing service providers and third party broker-dealers are evaluated by the company for reasonableness. The company's Chief Financial Officer oversees the valuation function and regularly reviews valuation processes and results, including at each quarterly reporting period. Significant valuation matters, particularly those requiring extensive judgment, are communicated to the company's Audit Committee.

Net gains (losses) on investments

	First quarter
	2013				2012
	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)		Net change in unrealized gains (losses)	Net gains (losses) on investments
Net gains (losses) on investments:
Bonds	10.5		(149.2)	(138.7)	9.7		124.7	134.4
Preferred stocks	—		(20.7)	(20.7)	0.1		16.2	16.3
Common stocks	45.4		366.3	411.7	65.5		431.2	496.7
	55.9		196.4	252.3	75.3		572.1	647.4

Derivatives:
Common stock and equity index short positions	(734.5)	(1)	141.7	(592.8)	(866.5)	(1)	43.9	(822.6)
Common stock and equity index long positions	155.2	(1)	27.4	182.6	167.9	(1)	56.7	224.6
Credit default swaps	(30.3)		32.5	2.2	—		(26.4)	(26.4)
Equity warrants	5.6		12.6	18.2	—		—	—
CPI-linked contracts	—		(32.4)	(32.4)	—		(68.0)	(68.0)
Other	26.3		(11.2)	15.1	37.1		(13.7)	23.4
	(577.7)		170.6	(407.1)	(661.5)		(7.5)	(669.0)

Foreign currency gains (losses) on:
Investing activities	7.9		21.8	29.7	(31.9)		22.6	(9.3)
Underwriting activities	(19.6)		—	(19.6)	7.9		—	7.9
Foreign currency contracts	(4.7)		33.8	29.1	5.0		(24.5)	(19.5)
	(16.4)		55.6	39.2	(19.0)		(1.9)	(20.9)
Gain on disposition of associate	124.0	(2)	—	124.0	—		—	—
Other	0.2		0.8	1.0	2.1		(0.5)	1.6
Net gains (losses) on investments	(414.0)		423.4	9.4	(603.1)		562.2	(40.9)

(1)
Amounts include net gains (losses) on total return swaps where the counterparties are required to cash-settle on a quarterly or monthly basis the market value movement since the previous quarterly or monthly reset date notwithstanding that the total return swap positions remain open subsequent to the cash settlement.

(2)
On March 28, 2013 the company sold all of its ownership interest in The Brick Ltd. for net cash proceeds of $217.7 (Cdn$221.2) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income).

On January 18, 2013 the company sold all of its ownership interest in a private company for net cash proceeds of $14.0 and recognized a net gain on investment of $12.1.

6.	Investments in Associates
Investments in associates and joint arrangements recorded using the equity method of accounting, the company's ownership interests, their fair values and carrying values were as follows:

	March 31, 2013			December 31, 2012
	Ownership Percentage	Fair value	Carrying value	Ownership Percentage	Fair value	Carrying value
Portfolio investments
Investments in associates:
Resolute Forest Products Inc. ("Resolute")	26.0%	399.0	291.8	25.6%	326.2	280.6
Gulf Insurance Company ("Gulf Insurance")	41.4%	254.5	211.8	41.4%	258.3	217.9
ICICI Lombard General Insurance Company Limited ("ICICI Lombard")(1)	26.0%	297.3	85.7	26.0%	223.9	75.3
The Brick Ltd. ("The Brick")(2)	—	—	—	33.7%	220.1	108.5
Thai Re Public Company Limited ("Thai Re")	23.8%	146.9	65.1	23.2%	132.7	59.3
Eurobank Properties REIC ("Eurobank Properties")	18.0%	80.7	65.2	18.0%	69.8	66.6
Arbor Memorial Services Inc. ("Arbor Memorial")	41.8%	48.8	48.8	39.5%	47.0	47.0
MEGA Brands Inc. ("MEGA Brands")(3)	28.1%	89.7	82.6	21.9%	34.9	43.3
Singapore Reinsurance Corporation Limited ("Singapore Re")	27.0%	34.2	37.6	27.0%	34.7	36.3
Imvescor Restaurant Group Inc. ("Imvescor")(4)	23.6%	13.8	7.2	23.6%	9.3	7.3
Falcon Insurance PLC ("Falcon Thailand")	40.5%	8.0	8.0	40.5%	7.2	7.2
KWF Real Estate Ventures Limited Partnerships ("KWF LPs")(5)	—	337.9	337.9	—	324.0	324.0
Partnerships, trusts and other(6)	—	81.6	80.5	—	94.3	82.0
		1,792.4	1,322.2		1,782.4	1,355.3

(1)	During the first quarter of 2013 the company participated in ICICI Lombard's rights offering and paid $4.8 to maintain its 26.0% ownership interest.

(2)
On March 28, 2013 the company sold all of its ownership interest in The Brick for net proceeds of Cdn$221.2 (Cdn$5.40 per common share) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income). Cash proceeds were subsequently received on April 3, 2013.

(3)	On March 26, 2013 the company converted all of its Mega Brand warrants to 2,699,400 common shares for cash purchase consideration of $26.4 (Cdn$26.8), increasing its ownership to 28.1% from 21.9%.

(4)
On April 16, 2013 the company sold all of its investments in Imvescor common shares and warrants for total proceeds of $25.7 (Cdn$26.1). A net realized gain on investments of approximately $14.0 (including amounts previously recorded in accumulated other comprehensive income) will be recognized in the second quarter of 2013.

(5)
The KWF LPs are partnerships formed between the company and Kennedy-Wilson, Inc. and its affiliates to invest in U.S. and international real estate properties. These partnerships are considered joint arrangements under IFRS 11 and accounted for using the equity method.

(6)	On January 18, 2013 the company sold all of its ownership interest in a private company for net proceeds of $14.0 and recognized a net gain on investment of $12.1.

The company's strategic investment of $105.8 at March 31, 2013 ($107.9 at December 31, 2012) in 15.0% of Alltrust Insurance Company of China Ltd. ("Alltrust") is classified as at FVTPL within common stocks on the consolidated balance sheets.

7.	Short Sales and Derivatives
The following table summarizes the notional amount and fair value of the company’s derivative financial instruments:

	March 31, 2013				December 31, 2012
	Cost	Notional amount	Fair value		Cost	Notional amount	Fair value
			Assets	Liabilities			Assets	Liabilities
Equity derivatives:
Equity index total return swaps – short positions	—	6,926.7	6.5	103.2	—	6,235.5	19.6	136.0
Equity total return swaps – short positions	—	1,497.4	74.8	2.9	—	1,433.0	4.1	55.1
Equity total return swaps – long positions	—	1,177.0	25.5	11.0	—	1,021.8	3.5	16.4
Warrants	12.4	40.5	41.2	—	19.3	68.5	36.0	—
Credit derivatives:
Credit default swaps	9.2	859.1	3.3	—	43.2	1,898.7	1.7	—
Warrants	2.7	90.0	—	—	2.7	90.0	1.3	—
CPI-linked derivative contracts	468.8	60,673.5	121.1	—	454.1	48,436.0	115.8	—
Foreign exchange forward contracts	—	—	23.1	6.1	—	—	3.8	20.6
Other derivative contracts	—	—	25.6	7.5	—	—	21.2	10.1
Total			321.1	130.7			207.0	238.2
The company is exposed to significant market risk (comprised of foreign currency risk, interest rate risk and other price risk) through its investing activities. Derivative contracts entered into by the company, with limited exceptions, are considered economic hedges and are not designated as hedges for financial reporting purposes.

Equity contracts

The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company's equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. At March 31, 2013 equity hedges with a net notional amount of $8,424.1 ($7,668.5 at December 31, 2012) represented 104.5% (100.6% at December 31, 2012) of the company's equity and equity-related holdings of $8,057.5 ($7,626.5 at December 31, 2012). During the first quarter of 2013 the company paid net cash of $734.5 (2012 - $866.5) in connection with the reset provisions of its short equity and equity index total return swaps. Refer to note 17 for a tabular analysis followed by a discussion of the company's hedges of equity price risk and the related basis risk.

	March 31, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	52,881,400	3,501.9	662.22	951.54	52,881,400	3,501.9	662.22	849.35
S&P 500	10,532,558	1,117.3	1,060.84	1,569.19	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	731.34	13,044,000	206.1	641.12	713.72
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,270.3	—	—	—	1,231.3	—	—

(1)	The aggregate notional amounts on the dates that the short positions were first initiated.

As at March 31, 2013 the company had entered into long equity total return swaps on individual equities for investment purposes with an original notional amount of $975.8 ($975.8 at December 31, 2012). The company received net cash of $155.2 during the first quarter of 2013 (2012 - $167.9) in connection with the reset provisions of its long equity total return swaps (excluding the impact of collateral requirements).

At March 31, 2013 the fair value of the collateral deposited for the benefit of derivative counterparties included in holding company cash and investments, or in assets pledged for short sale and derivative obligations was $994.8 ($999.2 at December 31, 2012), comprised of collateral of $805.5 ($847.5 at December 31, 2012) required to be deposited to enter into such derivative contracts (principally related to total return swaps) and $189.3 ($151.7 at December 31, 2012) securing amounts owed to counterparties to the company's derivative contracts arising in respect of changes in the fair values of those derivative contracts since the most recent reset date.

Equity warrants were acquired in conjunction with the company's investment in debt securities of various Canadian companies. At March 31, 2013 the warrants have expiration dates ranging from 3 years to 9 years (2 years to 10 years at December 31, 2012).
Credit contracts
At March 31, 2013 the company's remaining credit default swaps have a weighted average life of less than one year (less than one year at December 31, 2012) and a notional amount and fair value of $859.1 and $3.3 respectively (December 31, 2012 - $1,898.7 and $1.7 respectively).
CPI-linked derivative contracts
The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2013 these contracts have a remaining weighted average life of 7.7 years (7.7 years at December 31, 2012) and a notional amount and fair value as shown in the table above. In the event of a sale, expiration or early settlement of any of these contracts, the company would receive the fair value of that contract on the date of the transaction. The company's maximum potential loss on any contract is limited to the original cost of that contract. The following table summarizes the notional amounts and weighted average strike prices of CPI indices underlying the company's CPI-linked derivative contracts:

	March 31, 2013				December 31, 2012
	Notional Amount		Weighted average strike price	Index value at period end	Notional Amount		Weighted average strike price	Index value at period end
Underlying CPI Index	Original currency	U.S. dollars			Original currency	U.S. dollars
United States	22,375.0	22,375.0	229.53	232.77	19,625.0	19,625.0	223.98	229.60
United Kingdom	550.0	835.1	216.01	248.70	550.0	894.1	216.01	246.80
European Union	27,425.0	35,216.2	109.35	116.94	20,425.0	26,928.1	109.74	116.39
France	1,750.0	2,247.2	122.67	125.69	750.0	988.8	120.09	125.02
		60,673.5				48,436.0

During the first quarter of 2013 the company paid additional premiums of $18.9 (2012 - nil) to increase the strike price primarily on its U.S. CPI-linked derivative contracts. As a result, the weighted average strike price of the U.S. CPI-linked derivative contracts increased from 223.98 at December 31, 2012 to 229.53 at March 31, 2013. During the first quarter of 2013 the company purchased $10,750.0 (2012 - nil) notional amount of CPI-linked derivative contracts at a cost of $23.9 (2012 - nil) and recorded net mark-to-market losses of $32.4 (2012 - $68.0) on positions remaining open at the end of the period.
Foreign exchange forward contracts
Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage certain foreign currency exposures arising from foreign currency denominated transactions. The contracts have an average term to maturity of less than one year and may be renewed at market rates.
Counterparty risk
The company endeavours to limit counterparty risk through the terms of agreements negotiated with the counterparties to its derivative contracts. The fair value of the collateral deposited for the benefit of the company at March 31, 2013 consisted of cash of $31.1 and government securities of $108.4 (December 31, 2012 - $22.1 and $38.3 respectively). The company has recognized the cash collateral within subsidiary cash and short term investments and recognized a corresponding liability within accounts payable and accrued liabilities. The company had not exercised its right to sell or repledge collateral at March 31, 2013. The company's exposure to counterparty risk and the manner in which the company manages counterparty risk are discussed further in note 17.
Hedge of net investment in Canadian subsidiaries
The company has designated the carrying value of Cdn$1,525.0 principal amount of its Canadian dollar denominated unsecured senior notes with a fair value of $1,688.4 (principal amount of Cdn$1,275.0 with a fair value of $1,424.4 at December 31, 2012) as a hedge of its net investment in its Canadian subsidiaries for financial reporting purposes. In the first quarter of 2013, the company recognized pre-tax gains of $31.1 (2012 - pre-tax losses of $19.9) related to foreign currency movements on the unsecured senior notes in change in gains (losses) on hedge of net investment in Canadian subsidiaries in the consolidated statements of comprehensive income.

8.	Insurance Contract Liabilities

	Gross		Ceded		Net
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Provision for unearned premiums	2,824.6	2,727.4	415.7	427.4	2,408.9	2,300.0
Provision for losses and loss adjustment expenses	19,306.2	19,648.8	4,346.9	4,552.4	14,959.3	15,096.4
Total insurance contract liabilities	22,130.8	22,376.2	4,762.6	4,979.8	17,368.2	17,396.4
Provision for unearned premiums
Changes in the provision for unearned premiums for the three months ended March 31 were as follows:

	2013	2012
Provision for unearned premiums – January 1	2,727.4	2,487.3
Gross premiums written	1,891.8	1,807.6
Less: premiums earned	(1,761.2)	(1,590.7)
Foreign exchange effect and other	(33.4)	29.9
Provision for unearned premiums - March 31	2,824.6	2,734.1

Provision for losses and loss adjustment expenses
Changes in the provision for losses and loss adjustment expenses for the three months ended March 31 were as follows:

	2013	2012
Provision for losses and loss adjustment expenses – January 1	19,648.8	17,232.2
Increase in estimated losses and expenses for claims occurring in the prior years	29.1	41.2
Losses and expenses for claims occurring in the current year	1,144.0	1,060.8
Paid on claims occurring during:
the current year	(112.3)	(96.4)
the prior years	(1,172.8)	(1,095.0)
Reinsurance-to-close transactions	—	70.6
Foreign exchange effect and other	(230.6)	105.8
Provision for losses and loss adjustment expenses – March 31	19,306.2	17,319.2

9.	Significant Commutation

On March 29, 2013 TIG entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8 which was received on April 5, 2013). The gain of $33.1 on the commutation is recorded in ceded losses on claims in the consolidated statement of earnings.

10.	Reinsurance
Reinsurers’ share of insurance contract liabilities is comprised as follows:

	March 31, 2013	December 31, 2012
Reinsurers’ share of unearned premiums	415.7	427.4
Reinsurers’ share of provision for losses and loss adjustment expenses	5,052.0	5,133.3
Provision for uncollectible reinsurance	(276.6)	(269.9)
	5,191.1	5,290.8

Reinsurers' share of provision for losses and loss adjustment expenses at March 31, 2013 includes $428.5 ($311.0 at December 31, 2012) of paid losses net of provisions.

Changes in the reinsurers' share of paid losses, unpaid losses, unearned premiums and provision for uncollectible balances for the three months ended March 31 were as follows:

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2013	469.6	4,663.7	427.4	(269.9)	5,290.8
Reinsurers’ share of losses paid to insureds	415.2	(415.2)	—	—	—
Reinsurance recoveries received	(289.9)	—	—	—	(289.9)
Reinsurers’ share of losses or premiums earned	—	279.9	(299.1)	—	(19.2)
Premiums ceded to reinsurers	—	—	288.3	—	288.3
Change in provision, recovery or write-off of impaired balances	(4.2)	—	—	(7.5)	(11.7)
Foreign exchange effect and other	(6.8)	(60.3)	(0.9)	0.8	(67.2)
Balance – March 31, 2013	583.9	4,468.1	415.7	(276.6)	5,191.1

	Paid Losses	Unpaid Losses	Unearned Premiums	Provision	Net Recoverable
Balance – January 1, 2012	500.9	3,604.6	388.1	(295.5)	4,198.1
Reinsurers’ share of losses paid to insureds	209.6	(209.6)	—	—	—
Reinsurance recoveries received	(152.1)	—	—	—	(152.1)
Reinsurers’ share of losses or premiums earned	—	203.2	(257.1)	—	(53.9)
Premiums ceded to reinsurers	—	—	285.7	—	285.7
Change in provision, recovery or write-off of impaired balances	(0.2)	—	—	—	(0.2)
Reinsurance-to-close transactions	7.4	42.1	—	—	49.5
Foreign exchange effect and other	3.3	22.2	5.8	(0.2)	31.1
Balance – March 31, 2012	568.9	3,662.5	422.5	(295.7)	4,358.2
Included in commissions, net in the consolidated statement of earnings for the three months ended March 31, 2013 is commission income from reinsurance contracts of $54.2 (2012 - $49.1).

11.	Subsidiary Indebtedness and Long Term Debt

	March 31, 2013			December 31, 2012
	Principal	Carrying value(1)	Fair value(2)	Principal	Carrying value(1)	Fair value(2)

Subsidiary indebtedness	43.2	43.2	43.2	52.2	52.1	52.1

Long term debt – holding company borrowings	2,567.2	2,559.0	2,870.6	2,396.1	2,377.7	2,622.7
Long term debt – subsidiary company borrowings	623.5	618.7	630.9	624.0	618.8	629.9
	3,190.7	3,177.7	3,501.5	3,020.1	2,996.5	3,252.6

(1)	Principal net of unamortized issue costs and discounts (premiums).

(2)	Based principally on market prices, where available, or discounted cash flow models.

Three months ended March 31, 2013

On January 21, 2013 the company completed a public debt offering of Cdn$250.0 principal amount of a re-opening of its unsecured senior notes due 2022 at an issue price of $103.854 (an effective yield of 5.33%) for net proceeds after commissions and expenses of $259.9 (Cdn$258.1). Commissions and expenses of $1.5 (Cdn$1.5) were included as part of the carrying value of the debt. Subsequent to this offering, an aggregate principal amount of Cdn$450.0 of Fairfax unsecured senior notes due 2022 are outstanding. The company has designated these senior notes as a hedge of a portion of its net investment in its Canadian subsidiaries.

On January 22, 2013 the company repurchased $12.2 principal amount of its unsecured senior notes due 2017 for cash consideration of $12.6. On March 11, 2013 the company redeemed the remaining $36.2 outstanding principal amount of its unsecured senior notes due 2017 for cash consideration of $37.7 and recorded a loss on repurchase of long term debt of $3.4 (inclusive of $1.5 of unamortized issue costs). The loss is reflected in other expenses in the consolidated statement of earnings.

12.	Total Equity
Equity attributable to shareholders of Fairfax
Common stock
The number of shares outstanding was as follows:

	2013	2012
Subordinate voting shares – January 1	19,496,641	19,627,026
Net treasury shares acquired	(3,490)	(39,347)
Subordinate voting shares – March 31	19,493,151	19,587,679
Multiple voting shares – beginning and end of period	1,548,000	1,548,000
Interest in shares held through ownership interest in shareholder – beginning and end of period	(799,230)	(799,230)
Common stock effectively outstanding – March 31	20,241,921	20,336,449

Capital transactions
Three months ended March 31, 2012
On March 21, 2012 the company issued 9,500,000 cumulative five-year rate reset preferred shares, Series K for Cdn$25.00 per share, resulting in net proceeds after commissions and expenses of $231.7 (Cdn$230.1). Commissions and expenses of $7.4 were charged to preferred stock.

Repurchase of shares
During the quarters ended March 31, 2013 and 2012, the company did not repurchase for cancellation any subordinate voting shares under the terms of normal course issuer bids.

Accumulated other comprehensive income (loss)
The amounts related to each component of accumulated other comprehensive income (loss) attributable to shareholders of Fairfax were as follows:

	March 31, 2013			December 31, 2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Currency translation account	95.0	(14.3)	80.7	136.6	(17.0)	119.6
Share of accumulated other comprehensive loss of associates, excluding gains (losses) on defined benefit plans	(12.1)	(1.3)	(13.4)	(0.5)	(4.3)	(4.8)
	82.9	(15.6)	67.3	136.1	(21.3)	114.8
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	3.1	(0.9)	2.2	—	—	—
Gains (losses) on defined benefit plans	(9.2)	6.5	(2.7)	(9.2)	6.5	(2.7)
	(6.1)	5.6	(0.5)	(9.2)	6.5	(2.7)
Accumulated other comprehensive income (loss) attributable to shareholders of Fairfax	76.8	(10.0)	66.8	126.9	(14.8)	112.1

Other comprehensive income (loss)
The amounts related to each component of consolidated other comprehensive income (loss) for the quarters ended March 31 were as follows:

	First quarter
	2013			2012
	Pre-tax amount	Income tax (expense) recovery	After-tax amount	Pre-tax amount	Income tax (expense) recovery	After-tax amount
Items that may be subsequently reclassified to net earnings
Change in unrealized foreign currency translation gains (losses) on foreign operations	(73.2)	2.7	(70.5)	44.9	0.9	45.8
Change in gains (losses) on hedge of net investment in Canadian subsidiaries	31.1	—	31.1	(19.9)	—	(19.9)
Share of other comprehensive income (loss) of associates, excluding gains (losses) on defined benefit plans	(11.6)	3.0	(8.6)	8.2	(2.0)	6.2
	(53.7)	5.7	(48.0)	33.2	(1.1)	32.1
Items that will not be subsequently reclassified to net earnings
Share of gains (losses) on defined benefit plans of associates	3.1	(0.9)	2.2	(12.0)	1.0	(11.0)

Other comprehensive income (loss)	(50.6)	4.8	(45.8)	21.2	(0.1)	21.1

13.	Earnings per Share
Net earnings (loss) per share is calculated in the following table based upon the weighted average common shares outstanding:

	First quarter
	2013	2012
Net earnings (loss) attributable to shareholders of Fairfax	161.6	(2.6)
Preferred share dividends	(15.5)	(12.8)
Net earnings (loss) attributable to common shareholders – basic and diluted	146.1	(15.4)

Weighted average common shares outstanding – basic	20,243,666	20,356,123
Share-based payment awards	284,819	—
Weighted average common shares outstanding – diluted	20,528,485	20,356,123

Net earnings (loss) per common share – basic	$7.22	$(0.76)
Net earnings (loss) per common share – diluted	$7.12	$(0.76)
Share-based payment awards of 215,400 were not included in the calculation of net loss per diluted common share in the three months ended March 31, 2012, as the inclusion of the awards would be anti-dilutive.

14.	Income Taxes
The company’s recovery of income taxes for the quarters ended March 31 is summarized in the following table:

	First quarter
	2013	2012
Current income tax:
Current year expense	13.5	21.9
Adjustments to prior years’ income taxes	0.4	0.9
	13.9	22.8
Deferred income tax:
Origination and reversal of temporary differences	(65.1)	(36.0)
Adjustments to prior years' deferred income taxes	(0.1)	3.1
Other	0.1	7.2
	(65.1)	(25.7)

Recovery of income taxes	(51.2)	(2.9)

A reconciliation of the provision for (recovery of) income taxes calculated at the Canadian statutory income tax rate to the income tax recoveries at the effective tax rate in the consolidated financial statements for the quarters ended March 31 is summarized in the following table:

	First quarter
	2013	2012
Provision for (recovery of) income taxes at the Canadian statutory income tax rate	29.7	(1.1)
Non-taxable investment income	(36.3)	(36.9)
Tax rate differential on income and losses incurred outside Canada	(39.9)	(11.8)
Change in unrecorded tax benefit of losses and temporary differences	(18.7)	33.0
Foreign exchange	6.2	9.6
Change in tax rate for deferred income taxes	0.7	2.6
Provision relating to prior years	0.3	0.9
Other including permanent differences	6.8	0.8
Recovery of income taxes	(51.2)	(2.9)

The recovery of income taxes of $51.2 in the first quarter of 2013 differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to earnings before taxes primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities and capital gains only 50% taxable in Canada), income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s Canadian statutory income tax rate and the recognition of the benefit of previously unrecorded accumulated income tax losses and temporary differences.

The effective income tax rate in the first quarter of 2012 of 69.0% differed from the company’s Canadian statutory income tax rate of 26.3% primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities, and capital gains only 50% taxable in Canada), and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

15.	Contingencies and Commitments

Lawsuits
On July 26, 2006 Fairfax filed a lawsuit seeking $6 billion in damages from a number of defendants who, the complaint (as subsequently amended) alleges, participated in a stock market manipulation scheme involving Fairfax shares. The complaint, filed in Superior Court, Morris County, New Jersey, alleges violations of various state laws, including the New Jersey Racketeer Influenced and Corrupt Organizations Act, pursuant to which treble damages may be available. On September 12, 2012 before trial, and consequently without having heard or made any determination on the facts, the Court dismissed the lawsuit on legal grounds. In October 2012 Fairfax filed an appeal of this dismissal, as it believes that the legal basis for the dismissal is incorrect. The ultimate outcome of any litigation is uncertain. The financial effects, if any, of this lawsuit cannot be practicably determined at this time, and the company's interim consolidated financial statements include no anticipated recovery from the lawsuit.

16.	Acquisitions and Divestitures

Subsequent to March 31, 2013

Acquisition of IKYA Human Capital Solutions Private Limited

On February 5, 2013 Thomas Cook (India) Limited (“Thomas Cook India”) entered into an agreement to acquire a 74% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of approximately $47 (2,560 million Indian rupees). Thomas Cook India will finance the purchase consideration through a private placement of its common shares to qualified institutional buyers (other than existing shareholders of Thomas Cook India). These transactions are expected to close in the second quarter of 2013, subject to approval by Thomas Cook India shareholders, customary closing conditions and regulatory approvals as required. The assets and liabilities and results of operations of IKYA will be consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.

Three months ended March 31, 2012

Additional investment in Thai Reinsurance Public Company Limited
On March 19, 2012 the company increased its ownership interest in Thai Reinsurance Public Company Limited (“Thai Re”), from 2.0% to 23.2% through participation in a Thai Re rights offering and a private placement of newly issued common shares for cash purchase consideration of $77.0 (2.4 billion Thai Baht). Accordingly, on March 19, 2012 the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

Acquisition of Prime Restaurants Inc.
On January 10, 2012 the company completed the acquisition of 100% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for a cash payment per share of $7.46 (Cdn$7.50 per common and restricted share plus funding of a special dividend payment of Cdn$0.08 per share made by Prime Restaurants to its common shareholders), representing aggregate cash purchase consideration of $68.5 (Cdn$69.6). Subsequent to the acquisition, certain key executives of Prime Restaurants invested a portion of the proceeds each received from the transaction (an aggregate amount of $11.8 (Cdn$11.9)) into common shares of Prime Restaurants, reducing Fairfax's net cash outflow to $56.7 (Cdn$57.7) and its ownership interest from 100% to 81.7%. The assets and liabilities and results of operations of Prime Restaurants are included in the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.
The identifiable assets acquired and liabilities assumed in connection with the acquisition described above is summarized in the table below.

Prime Restaurants
Acquisition date	January 10, 2012
Percentage of common shares acquired	81.7%
Assets:
Portfolio investments - cash and cash equivalents	5.3
Deferred income taxes	6.6
Goodwill and intangible assets	64.0
Other assets	8.7
84.6
Liabilities:
Subsidiary indebtedness	3.1
Accounts payable and accrued liabilities	12.1
15.2
Non-controlling interests	12.7
Purchase consideration	56.7
84.6

17.	Financial Risk Management

Overview
The primary goals of the company's financial risk management are to ensure that the outcomes of activities involving elements of risk are consistent with the company's objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company's consolidated balance sheet from events that have the potential to materially impair its financial strength. The company's exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk (which necessarily factors in climate change considerations), credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company's risk exposures or the processes used by the company for managing those risk exposures at March 31, 2013 compared to those identified at December 31, 2012, and disclosed in the company's annual consolidated financial statements for the year ended December 31, 2012, except as discussed below.

Underwriting Risk

Underwriting risk is the risk that the total cost of claims, claims adjustment expenses and premium acquisition expenses will exceed premiums received and can arise as a result of numerous factors, including pricing risk, reserving risk and catastrophe risk. There were no significant changes to the company's exposure to underwriting risk or the framework used to monitor, evaluate and manage underwriting risk at March 31, 2013 compared to December 31, 2012.

Credit Risk

Credit risk is the risk of loss resulting from the failure of a counterparty to honour its financial obligations to the company. Credit risk arises predominantly with respect to cash and short term investments, investments in debt instruments, insurance contract receivables, recoverable from reinsurers and receivable from counterparties to derivative contracts (primarily total return swaps and CPI-linked derivatives). There were no significant changes to the company's exposure to credit risk or the framework used to monitor, evaluate and manage credit risk at March 31, 2013 compared to December 31, 2012.
Investments in Debt Instruments
The composition of the company's fixed income portfolio classified according to the higher of each security's respective S&P and Moody's issuer credit rating is presented in the table that follows:

	March 31, 2013		December 31, 2012
Issuer Credit Rating	Carrying value	%	Carrying value	%
AAA/Aaa	2,553.1	23.1	2,711.5	23.7
AA/Aa	4,908.7	44.5	5,069.6	44.4
A/A	2,258.9	20.5	2,266.0	19.8
BBB/Baa	248.4	2.3	282.7	2.5
BB/Ba	53.6	0.5	53.3	0.5
B/B	408.7	3.7	448.8	3.9
Lower than B/B and unrated	599.7	5.4	588.4	5.2
Total	11,031.1	100.0	11,420.3	100.0
Counterparties to Derivative Contracts
Counterparty risk refers to the risk that a counterparty to the company's derivative contracts may not fulfill its obligations under the contract. Agreements negotiated with counterparties provide for a single net settlement of all financial instruments covered by the agreement in the event of default by the counterparty, thereby permitting obligations owed by the company to a counterparty to be offset to the extent of the aggregate amount receivable by the company from that counterparty (the “net settlement arrangements”). The following table sets out the company's exposure to credit risk related to the counterparties to its derivative contracts:

	March 31, 2013	December 31, 2012
Total derivative assets(1)	279.9	169.7
Impact of net settlement arrangements	(75.5)	(79.2)
Fair value of collateral deposited for the benefit of the company(2)	(117.9)	(56.5)
Excess collateral pledged by the company in favour of counterparties	170.7	38.5
Initial margin not held in segregated third party custodian accounts	93.1	93.1
Net derivative counterparty exposure after net settlement and collateral arrangements	350.3	165.6

(1)	Excludes exchange traded instruments comprised principally of equity and credit warrants which are not subject to counterparty risk.

(2)	Net of $21.6 ($3.9 at December 31, 2012) of excess collateral pledged by counterparties.

The fair value of the collateral deposited for the benefit of the company at March 31, 2013 consisted of cash of $31.1 and government securities of $108.4 (December 31, 2012 - $22.1 and $38.3 respectively). The company had not exercised its right to sell or repledge collateral at March 31, 2013.
Recoverable from Reinsurers
Credit exposure on the company's recoverable from reinsurers balance existed at March 31, 2013 to the extent that any reinsurer may not be able or willing to reimburse the company under the terms of the relevant reinsurance arrangements. Changes in the provision for uncollectible reinsurance during the period are disclosed in note 10.

Liquidity Risk

Liquidity risk is the potential for loss if the company is unable to meet financial commitments in a timely manner at reasonable costs as they fall due. The liquidity requirements of the holding company principally relate to interest and corporate overhead expenses, preferred share dividends, income tax payments and certain derivative obligations (described below). The company believes that holding company cash and investments, net of holding company short sale and derivative obligations, provide adequate liquidity to meet the holding company's remaining known obligations in 2013. In addition to these resources, the holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility.
The liquidity requirements of the insurance and reinsurance subsidiaries principally relate to the liabilities associated with underwriting, operating costs and expenses, the payment of dividends to the holding company, contributions to their subsidiaries, payment of principal and interest on their outstanding debt obligations, income tax payments and certain derivative obligations (described below). The insurance and reinsurance subsidiaries use cash inflows from operating activities (primarily the collection of premiums and reinsurance commissions) and investment activities (primarily repayments of principal, sales of investment securities and investment income) to fund their liquidity requirements. The insurance and reinsurance subsidiaries may also receive cash inflows from financing activities (primarily distributions received from their subsidiaries).
During the first quarter of 2013 the insurance and reinsurance subsidiaries and the holding company paid net cash of $540.5 (2012 - $486.0) and $38.8 (2012 - $212.6) respectively, in connection with long and short equity and equity index total return swap derivative contracts (excluding the impact of collateral requirements).

Market Risk

Market risk, comprised of foreign currency risk, interest rate risk and other price risk, is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The company is exposed to market risk principally in its investing activities but also in its underwriting activities to the extent that those activities expose the company to foreign currency risk. The company's investment portfolios are managed with a long term, value-oriented investment philosophy emphasizing downside protection. The company has policies to limit and monitor its individual issuer exposures and aggregate equity exposure. Aggregate exposure to single issuers and total equity positions are monitored at the subsidiary level and in aggregate at the company level.

Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. There were no significant changes to the company's framework used to monitor, evaluate and manage interest rate risk at March 31, 2013 compared to December 31, 2012.
The table below displays the potential impact of changes in interest rates on the company's fixed income portfolio based on parallel 200 basis point shifts up and down, in 100 basis point increments. This analysis was performed on each individual security, with the hypothetical effect on net earnings calculated on an after-tax basis.

	March 31, 2013			December 31, 2012
	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value	Fair value of fixed income portfolio	Hypothetical $ change effect on net earnings	Hypothetical % change in fair value
Change in Interest Rates
200 basis point increase	9,405.0	(1,115.1)	(14.7)	9,766.7	(1,132.0)	(14.5)
100 basis point increase	10,184.1	(582.1)	(7.7)	10,522.5	(595.1)	(7.6)
No change	11,031.1	—	—	11,420.3	—	–
100 basis point decrease	12,079.8	720.6	9.5	12,493.2	735.7	9.4
200 basis point decrease	13,354.1	1,597.4	21.1	13,803.7	1,635.3	20.9
Computations of the prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the level and composition of fixed income security assets at the indicated date, and should not be relied on as indicative of future results. Certain shortcomings are inherent in the method of analysis presented in the computation of the prospective fair value of fixed rate instruments. Actual values may differ from the projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities; such variations include non-parallel shifts in the term structure of interest rates and a change in individual issuer credit spreads.

Market Price Fluctuations
Market price fluctuation is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or foreign currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or other factors affecting all similar financial instruments in the market. Changes to the company's exposure to equity price risk through its equity and equity-related holdings at March 31, 2013 compared to December 31, 2012 are described below.
The company holds significant investments in equities and equity-related securities. The market value and the liquidity of these investments are volatile and may vary dramatically either up or down in short periods, and their ultimate value will therefore only be known over the long term or on disposition. The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain individual equities and the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index and other equity indexes (the "indexes"). The company's economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the indexes and certain individual equities. In the first quarter of 2013 the company's equity and equity-related holdings after equity hedges produced a net gain of $105.6 compared to a net gain of $15.4 in the first quarter of 2012. At March 31, 2013 equity hedges with a notional amount of $8,424.1 ($7,668.5 at December 31, 2012) represented 104.5% (100.6% at December 31, 2012) of the company's equity and equity-related holdings of $8,057.5 ($7,626.5 at December 31, 2012).

One risk of a hedging strategy (sometimes referred to as basis risk) is the risk that the fair value or cash flows of derivative instruments designated as economic hedges will not experience changes in exactly the opposite directions from those of the underlying hedged exposure. This imperfect correlation between the derivative instrument and underlying hedged exposure creates the potential for excess gains or losses in a hedging strategy. In the context of the company's equity hedges, the company expects that there may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company's equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company's full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings (basis risk).

The company's risk management objective when selecting a hedging instrument (including its equity index total return swaps) is to economically protect capital over potentially long periods of time and especially during periods of market turbulence. The company regularly monitors the effectiveness of its equity hedging program on a prospective and retrospective basis. Based on its historical observation, the company believes that hedges of its equity and equity-related holdings will be effective in the medium to long term and especially in the event of a significant market correction. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company's hedging program related to equity risk.

The following table summarizes the effect of the equity hedges and the equity and equity-related holdings on the company's financial position as at March 31, 2013 and December 31, 2012 and results of operations for the quarters ended March 31, 2013 and 2012:

	March 31, 2013		December 31, 2012		Quarter ended March 31, 2013	Quarter ended March 31, 2012
	Exposure/Notional amount	Carrying value	Exposure/Notional amount	Carrying value	Net earnings (pre-tax)	Net earnings (pre-tax)
Equity exposures:
Common stocks	4,982.4	4,982.4	4,569.2	4,569.2	411.7	496.7
Preferred stocks – convertible	396.3	396.3	415.0	415.0	(18.4)	14.9
Bonds – convertible	409.8	409.8	426.4	426.4	(19.7)	101.8
Investments in associates(1)	1,051.5	914.0	1,125.6	959.3	124.0	—
Derivatives and other invested assets:
Equity total return swaps – long positions	1,177.0	14.5	1,021.8	(12.9)	182.6	224.6
Equity warrants	40.5	41.2	68.5	36.0	18.2	—
Total equity and equity related holdings	8,057.5	6,758.2	7,626.5	6,393.0	698.4	838.0

Hedging instruments:
Derivatives and other invested assets:
Equity total return swaps – short positions	(1,497.4)	71.9	(1,433.0)	(51.0)	79.6	(130.4)
Equity index total return swaps – short positions	(6,926.7)	(96.7)	(6,235.5)	(116.4)	(672.4)	(692.2)
	(8,424.1)	(24.8)	(7,668.5)	(167.4)	(592.8)	(822.6)

Net (short) exposure and financial effects	(366.6)		(42.0)		105.6	15.4

(1)	Excludes the company’s investments in Gulf Insurance, ICICI Lombard, Singapore Re, Thai Re and Falcon Thailand which the company consider to be long term strategic holdings.

Risk of Decreasing Price Levels
The risk of decreases in the general price level of goods and services is the potential for a negative impact on the consolidated balance sheet (including the company's equity and equity-related holdings and fixed income investments in non-sovereign debt) and/or consolidated statement of earnings. Among their effects on the economy, decreasing price levels typically result in decreased consumption, restriction of credit, shrinking output and investment and numerous bankruptcies.
The company has purchased derivative contracts referenced to the CPI in the geographic regions in which it operates, which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. Holdings of CPI-linked derivative contracts and the activity for the period are disclosed in note 7.
Foreign Currency Risk
Foreign currency risk is the risk that the fair value or cash flows of a financial instrument or another asset or liability will fluctuate because of changes in exchange rates and as a result, could produce an adverse effect on earnings and equity when measured in a company's functional currency. The company is exposed to foreign currency risk through transactions conducted in currencies other than the U.S. dollar, and also through its investments in associates and net investment in subsidiaries that have a functional currency other than the U.S. dollar. Long and short foreign exchange forward contracts primarily denominated in the euro, the British pound sterling and the Canadian dollar are used to manage foreign currency exposure on foreign currency denominated transactions. Foreign currency denominated liabilities may be used to manage the company's foreign currency exposures to net investments in foreign operations having a functional currency other than the U.S. dollar. The company's exposure to foreign currency risk was not significantly different at March 31, 2013 compared to December 31, 2012.

Capital Management
The company's capital management framework is designed to protect, in the following order, its policyholders, its bondholders and its preferred shareholders and then finally to optimize returns to common shareholders. Effective capital management includes measures designed to maintain capital above minimum regulatory levels, above levels required to satisfy issuer credit ratings and financial strength ratings requirements, and above internally determined and calculated risk management levels. Total capital at March 31, 2013, comprising total debt, shareholders' equity attributable to shareholders of Fairfax and non-controlling interests was $12,007.8 compared to $11,938.9 at December 31, 2012. The company manages its capital based on the following financial measurements and ratios:

	March 31, 2013	December 31, 2012
Holding company cash and investments (net of short sale and derivative obligations)	1,236.0	1,128.0

Holding company debt	2,402.5	2,220.2
Subsidiary debt	661.9	670.9
Other long term obligations – holding company	156.5	157.5
Total debt	3,220.9	3,048.6
Net debt	1,984.9	1,920.6

Common shareholders’ equity	7,550.2	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	70.3	69.2
Total equity	8,786.9	8,890.3

Net debt/total equity	22.6%	21.6%
Net debt/net total capital(1)	18.4%	17.8%
Total debt/total capital(2)	26.8%	25.5%
Interest coverage(3)	3.1x	4.2x
Interest and preferred share dividend distribution coverage(4)	2.2x	3.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company’s Canadian statutory income tax rate.

18.	Segmented Information

The company is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance, conducted on a primary and reinsurance basis, and runoff operations.

Insurance
Northbridge - Northbridge is a national commercial property and casualty insurer in Canada providing property and casualty insurance products through its Northbridge Insurance and Federated subsidiaries.

U.S. Insurance - U.S. Insurance is comprised of Crum & Forster and Zenith National. Crum & Forster is a national commercial property and casualty insurance company in the United States writing a broad range of commercial coverages. Its subsidiaries, Seneca Insurance and First Mercury, provide property and casualty insurance to small businesses and certain specialty coverages. Zenith National is primarily engaged in the workers' compensation insurance business in the United States.

Fairfax Asia - Fairfax Asia includes the company's operations that underwrite insurance and reinsurance coverages in Singapore (First Capital), Hong Kong (Falcon) and in Malaysia (Pacific Insurance). Fairfax Asia also includes the company's equity accounted interests in Mumbai-based ICICI Lombard (26.0%) and Thailand-based Falcon Thailand (40.5%).

Reinsurance
OdysseyRe - OdysseyRe underwrites reinsurance, providing a full range of property and casualty products on a worldwide basis, and underwrites specialty insurance, primarily in the United States and in the United Kingdom, both directly and through the Lloyd's of London marketplace.

Insurance and Reinsurance - Other
Insurance and Reinsurance - Other is comprised of Group Re, Advent, Polish Re and Fairfax Brasil. Group Re primarily constitutes the participation of CRC Re and Wentworth (both based in Barbados) in the reinsurance of Fairfax’s subsidiaries by quota share or through participation in those subsidiaries’ third party reinsurance programs on the same terms as third party reinsurers. Group Re also writes third party business. Advent is a reinsurance and insurance company, operating through Syndicate 780 at Lloyd’s, focused on specialty property reinsurance and insurance risks. Polish Re is a Polish reinsurance company. Fairfax Brasil writes commercial property and casualty insurance in Brazil.

Runoff
The Runoff reporting segment comprises RiverStone (UK), RiverStone Insurance (since October 12, 2012) and the U.S. runoff company formed on the merger of TIG and International Insurance Company combined with Old Lyme, Fairmont, General Fidelity, Clearwater and Commonwealth Insurance Company of America (since January 1, 2013).

Other
The Other reporting segment is comprised of Ridley, William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India. Ridley is engaged in the animal nutrition business in the U.S. and Canada. William Ashley is a prestige retailer of exclusive tableware and gifts in Canada. Sporting Life is a Canadian retailer of sporting goods and sports apparel. Prime Restaurants (acquired on January 10, 2012, pursuant to the transaction described in note 16) franchises, owns and operates a network of casual dining restaurants and pubs primarily in Canada. Thomas Cook India (acquired on August 14, 2012) is an integrated travel and travel related financial services company in India offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

Corporate and Other
Corporate and Other includes the parent entity (Fairfax Financial Holdings Limited), its subsidiary intermediate holding companies, Hamblin Watsa, an investment management company and MFXchange, a technology company.

Pre-tax Income (Loss) by Reporting Segment
An analysis of pre-tax income (loss) by reporting segment for the quarters ended March 31 is presented below:
Quarter ended March 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	243.1	657.5	142.0	666.9	182.1	1,891.6	—	—	—	—	1,891.6
Intercompany	0.5	0.2	(0.1)	2.3	(30.3)	(27.4)	—	—	—	27.4	—
	243.6	657.7	141.9	669.2	151.8	1,864.2	—	—	—	27.4	1,891.6
Net premiums written(1)	247.6	577.2	76.1	604.0	100.9	1,605.8	—	—	—	—	1,605.8
Net premiums earned(1)
External	247.9	469.9	58.5	557.0	98.7	1,432.0	—	—	—	—	1,432.0
Intercompany	(2.2)	(1.1)	(3.6)	(0.5)	7.6	0.2	—	—	—	—	0.2
	245.7	468.8	54.9	556.5	106.3	1,432.2	—	—	—	—	1,432.2
Underwriting expenses	(246.8)	(483.4)	(50.0)	(461.4)	(104.6)	(1,346.2)	—	—	—	—	(1,346.2)
Underwriting profit (loss)	(1.1)	(14.6)	4.9	95.1	1.7	86.0	—	—	—	—	86.0
Interest income	6.7	18.1	5.0	37.2	5.7	72.7	17.2	—	(6.9)	—	83.0
Dividends	2.4	4.2	1.2	8.2	0.8	16.8	2.8	—	2.7	—	22.3
Investment expenses	(4.0)	(5.1)	(0.7)	(12.7)	(2.5)	(25.0)	(6.9)	—	(1.3)	27.4	(5.8)
Interest and dividends	5.1	17.2	5.5	32.7	4.0	64.5	13.1	—	(5.5)	27.4	99.5
Share of profit (loss) of associates	0.4	(0.4)	6.6	1.2	(0.2)	7.6	2.6	0.3	8.2	—	18.7
Other
Revenue	—	—	—	—	—	—	30.6	194.2	27.4	(27.4)	224.8
Expenses	—	—	—	—	—	—	(47.1)	(187.7)	—	—	(234.8)
	—	—	—	—	—	—	(16.5)	6.5	27.4	(27.4)	(10.0)
Operating income (loss)	4.4	2.2	17.0	129.0	5.5	158.1	(0.8)	6.8	30.1	—	194.2
Net gains (losses) on investments	49.6	(40.9)	(5.9)	(139.7)	63.3	(73.6)	(13.3)	—	96.3	—	9.4
Loss on repurchase of long term debt (2)	—	—	—	—	—	—	—	—	(3.4)	—	(3.4)
Interest expense	—	(1.2)	—	(6.9)	(1.1)	(9.2)	—	(0.8)	(43.3)	—	(53.3)
Corporate overhead and other	(1.7)	(5.2)	—	(4.6)	—	(11.5)	—	—	(23.3)	—	(34.8)
Pre-tax income (loss)	52.3	(45.1)	11.1	(22.2)	67.7	63.8	(14.1)	6.0	56.4	—	112.1
Income taxes											51.2
Net earnings											163.3

Attributable to:
Shareholders of Fairfax											161.6
Non-controlling interests											1.7
											163.3

(1)	Excludes $0.2, $0.1 and $30.6 of Runoff's gross premiums written, net premiums written (returned) and net premiums earned, respectively.

(2)
Loss on repurchase of long term debt of $3.4 related to the repurchase by Fairfax of its unsecured senior notes due 2017. This amount is reflected in other expenses in the consolidated statement of earnings.

Quarter ended March 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Corporate and Other	Eliminations and adjustments	Consolidated
Gross premiums written(1)
External	259.5	631.4	131.8	599.5	186.0	1,808.2	—	—	—	—	1,808.2
Intercompany	0.8	(0.4)	0.3	3.5	19.9	24.1	—	—	—	(24.1)	—
	260.3	631.0	132.1	603.0	205.9	1,832.3	—	—	—	(24.1)	1,808.2
Net premiums written(1)	201.6	564.0	72.8	525.9	157.3	1,521.6	—	—	—	—	1,521.6
Net premiums earned(1)
External	273.7	416.3	55.6	483.4	105.6	1,334.6	—	—	—	—	1,334.6
Intercompany	(21.7)	2.2	(2.2)	3.6	21.7	3.6	—	—	—	—	3.6
	252.0	418.5	53.4	487.0	127.3	1,338.2	—	—	—	—	1,338.2
Underwriting expenses	(262.8)	(457.0)	(49.2)	(423.5)	(129.5)	(1,322.0)	—	—	—	—	(1,322.0)
Underwriting profit (loss)	(10.8)	(38.5)	4.2	63.5	(2.2)	16.2	—	—	—	—	16.2
Interest income	16.3	19.4	4.5	45.4	10.4	96.0	22.5	—	(8.1)	—	110.4
Dividends	4.9	5.1	1.2	8.4	1.7	21.3	2.5	—	0.8	—	24.6
Investment expenses	(2.7)	(5.2)	(0.5)	(10.1)	(1.5)	(20.0)	(3.3)	—	(1.4)	19.3	(5.4)
Interest and dividends	18.5	19.3	5.2	43.7	10.6	97.3	21.7	—	(8.7)	19.3	129.6
Share of profit (loss) of associates	(2.7)	(4.7)	2.7	(14.5)	7.8	(11.4)	1.2	—	1.5	—	(8.7)
Other
Revenue	—	—	—	—	—	—	1.3	205.0	19.3	(19.3)	206.3
Expenses	—	—	—	—	—	—	(21.5)	(199.6)	—	—	(221.1)
	—	—	—	—	—	—	(20.2)	5.4	19.3	(19.3)	(14.8)
Operating income (loss)	5.0	(23.9)	12.1	92.7	16.2	102.1	2.7	5.4	12.1	—	122.3
Net gains (losses) on investments	(81.9)	21.1	(0.9)	61.2	20.3	19.8	51.1	—	(111.8)	—	(40.9)
Interest expense	—	(1.5)	—	(6.9)	(1.2)	(9.6)	(2.3)	(0.1)	(40.9)	—	(52.9)
Corporate overhead and other	(1.7)	(6.7)	—	(2.7)	(0.2)	(11.3)	—	—	(21.4)	—	(32.7)
Pre-tax income (loss)	(78.6)	(11.0)	11.2	144.3	35.1	101.0	51.5	5.3	(162.0)	—	(4.2)
Income taxes											2.9
Net loss											(1.3)

Attributable to:
Shareholders of Fairfax											(2.6)
Non-controlling interests											1.3
											(1.3)

(1)	Excludes $0.6, nil and $1.3 of Runoff's gross premiums written (returned), net premiums written and net premiums earned, respectively.

A reconciliation of total revenue of the reporting segments to the company's consolidated revenue for the quarters ended March 31 is shown below:

	First quarter
	2013	2012
Revenue of reporting segments:
Net premiums earned	1,432.2	1,338.2
Interest and dividends	99.5	129.6
Share of profit (loss) of associates	18.7	(8.7)
Net gains (losses) on investments	9.4	(40.9)
Other revenue per reportable segment	224.8	206.3
Total consolidated revenues	1,784.6	1,624.5

Segment Assets and Liabilities
An analysis of assets and liabilities by reporting segment is shown below:

	Segment Assets		Segment Liabilities
	March 31, 2013	December 31, 2012	March 31, 2013	December 31, 2012
Insurance - Canada (Northbridge)	5,260.8	5,436.6	3,694.5	3,882.4
- U.S. (Crum & Forster and Zenith National)	8,490.5	8,445.2	6,133.7	6,064.7
- Asia (Fairfax Asia)	1,732.6	1,676.7	1,197.6	1,146.4
Reinsurance - OdysseyRe	11,334.5	11,380.6	7,562.1	7,599.7
Insurance and Reinsurance - Other	2,526.9	2,428.2	1,723.1	1,654.8
Ongoing operations	29,345.3	29,367.3	20,311.0	20,348.0
Runoff	7,683.4	8,000.5	5,937.6	6,226.6
Other	662.4	662.2	261.4	261.8
Corporate and other and eliminations and adjustments	(834.8)	(1,088.8)	1,559.4	1,214.5
Consolidated	36,856.3	36,941.2	28,069.4	28,050.9

19.	Expenses
Losses on claims, net, operating expenses and other expenses for the quarters ended March 31 are comprised of the following:

	First quarter
	2013	2012
Losses and loss adjustment expenses	849.6	847.7
Salaries and employee benefit expenses	250.7	233.4
Other reporting segment cost of inventories	123.9	144.0
Audit, legal and tax professional fees	27.2	31.9
Premium taxes	24.8	24.1
Information technology costs	17.9	16.5
Operating lease costs	17.1	16.8
Depreciation, amortization and impairment charges	16.9	16.6
Loss on repurchase of long term debt	3.4	—
Restructuring costs	3.3	0.1
Administrative expense and other	44.2	38.6
	1,379.0	1,369.7

20.	Supplementary Cash Flow Information
Cash and cash equivalents are included in the consolidated balance sheets as follows:

	March 31, 2013	December 31, 2012
Holding company cash and investments:
Cash and balances with banks	93.5	99.9
Treasury bills and other eligible bills	49.1	113.0
	142.6	212.9
Subsidiary cash and short term investments:
Cash and balances with banks	1,361.8	1,432.0
Treasury bills and other eligible bills	1,326.9	1,296.6
	2,688.7	2,728.6
Subsidiary assets pledged for short sale and derivative obligations:
Cash and balances with banks	7.9	4.8
Treasury bills and other eligible bills	33.2	46.3
	41.1	51.1
Subsidiary indebtedness - bank overdrafts	(26.2)	(5.2)
Cash, cash equivalents and bank overdrafts included in the consolidated balance sheets	2,846.2	2,987.4

Less: Subsidiary cash and cash equivalents - restricted(1)
Cash and balances with banks	40.2	50.6
Treasury bills and other eligible bills	62.1	121.5
	102.3	172.1

Cash, cash equivalents and bank overdrafts included in the consolidated statements of cash flows	2,743.9	2,815.3

(1)
Cash, cash equivalents and bank overdrafts as presented in the consolidated statements of cash flows excludes balances that are restricted. Restricted cash and cash equivalents are comprised primarily of amounts required to be maintained on deposit with various regulatory authorities to support the subsidiaries' insurance and reinsurance operations.

Details of certain cash flows included in the consolidated statements of cash flows for the quarters ended March 31 are as follows:

	First quarter
	2013	2012
(a) Net (purchases) sales of securities classified as at FVTPL
Short term investments	445.8	839.8
Bonds	256.2	401.4
Preferred stocks	(10.7)	(3.9)
Common stocks	12.0	(182.8)
Net derivatives and short sales	(637.8)	(662.0)
	65.5	392.5

(b) Changes in operating assets and liabilities
Net increase in restricted cash and cash equivalents	68.7	(9.0)
Provision for losses and loss adjustment expenses	(97.2)	(84.0)
Provision for unearned premiums	125.4	216.3
Insurance contract receivables	(344.8)	(230.6)
Recoverable from reinsurers	17.4	(64.8)
Other receivables	18.1	(43.1)
Funds withheld payable to reinsurers	(3.1)	15.2
Accounts payable and accrued liabilities	146.3	3.0
Income taxes payable	4.2	37.3
Other	(8.9)	(70.4)
	(73.9)	(230.1)

(c) Net interest and dividends received
Interest and dividends received	132.4	137.8
Interest paid	(22.2)	(26.0)
	110.2	111.8

(d) Net income taxes (paid) refund received	(0.4)	(30.9)

(e) Dividends paid
Common share dividends paid	(205.5)	(205.8)
Preferred share dividends paid	(15.5)	(12.8)
	(221.0)	(218.6)

Index to Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations
(as of May 2, 2013)
(Figures and amounts are in US$ and $ millions except per share amounts and as otherwise indicated. Figures may not add due to rounding.)

Notes to Management's Discussion and Analysis of Financial Condition and Results of Operations

(1)
Readers of the Management's Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) should review the notes to the interim consolidated financial statements for the three months ended March 31, 2013, and the notes to the MD&A contained in the company's 2012 Annual Report.

(2)
The combined ratio is the traditional measure of underwriting results of property and casualty companies. A non-GAAP measure, the combined ratio is calculated by the company as the sum of the loss ratio (claims losses and loss adjustment expenses expressed as a percentage of net premiums earned) and the expense ratio (commissions, premium acquisition costs and other underwriting expenses expressed as a percentage of net premiums earned). Other non-GAAP measures used by the company include the commission expense ratio (commissions expressed as a percentage of net premiums earned) and the accident year combined ratio (calculated in the same manner as the combined ratio but excluding the net favourable or adverse development of reserves established for claims that occurred in previous accident years).

(3)
"Interest and dividends" in this MD&A is derived from the consolidated statement of earnings prepared in accordance with IFRS as issued by the IASB and is comprised of the sum of interest and dividends and share of profit (loss) of associates. "Consolidated interest and dividend income" in this MD&A refers to interest and dividends as presented in the consolidated statement of earnings.

(4)
The company's long equity total return swaps allow the company to receive the total return on a notional amount of an equity index or individual equity security (including dividends and capital gains or losses) in exchange for the payment of a floating rate of interest on the notional amount. Conversely, short equity total return swaps allow the company to pay the total return on a notional amount of an equity index or individual equity security in exchange for the receipt of a floating rate of interest on the notional amount. Throughout this MD&A, the term “total return swap expense" refers to the net dividends and interest paid or received related to the company's long and short equity and equity index total return swaps.

(5)
Additional GAAP measures included in the Capital Resources and Management section of this MD&A include: net debt divided by total equity, net debt divided by net total capital and total debt divided by total capital. The company also calculates an interest coverage ratio and an interest and preferred share dividend distribution coverage ratio as a measure of its ability to service its debt and pay dividends to its preferred shareholders respectively.

(6)	References in this MD&A to the company's insurance and reinsurance operations do not include its runoff operations.

Business Developments

Acquisitions and divestitures

Subsequent to March 31, 2013

On February 5, 2013 Thomas Cook (India) Limited (“Thomas Cook India”) agreed to acquire a 74% interest in IKYA Human Capital Solutions Private Limited (“IKYA”) for purchase consideration of approximately $47 (2,560 million Indian rupees). The acquisition is expected to close in the second quarter of 2013, subject to approval by Thomas Cook India shareholders, customary closing conditions and regulatory approvals as required. The assets and liabilities and results of operations of IKYA will be consolidated in the Other reporting segment. IKYA provides specialized human resources services to leading corporate clients in India.

Year ended December 31, 2012

On November 28, 2012 Ridley Inc. ("Ridley") acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.
On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in Brit Insurance Limited (renamed RiverStone Insurance Limited ("RiverStone Insurance") on October 15, 2012) for cash purchase consideration of $335.1 (208.3 British pound sterling). The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012.

On August 14, 2012 the company acquired an 87.1% interest in Thomas Cook India for cash purchase consideration of $172.7 (9,626 million Indian rupees). The assets and liabilities and results of operations of Thomas Cook India were consolidated within the company's financial reporting in the Other reporting segment. Thomas Cook India is the largest integrated travel and travel related financial services company in India, offering a broad range of services that include foreign exchange, corporate and leisure travel and insurance.

On March 19, 2012 the company completed the acquisition of 21.2% of the issued and outstanding shares of Thai Reinsurance Public Company Limited (“Thai Re”) for cash purchase consideration of $77.0 (2.4 billion Thai Baht), increasing the company’s ownership interest to 23.2%. Subsequent to making its investment, the company determined that it had obtained significant influence over Thai Re and commenced recording its investment in the common shares of Thai Re using the equity method of accounting on a prospective basis. Thai Re is headquartered in Bangkok, Thailand and provides reinsurance coverage for property, casualty, engineering, marine and life customers primarily in Thailand.

On January 10, 2012 the company completed the acquisition of 81.7% of the issued and outstanding common shares of Prime Restaurants Inc. (“Prime Restaurants”) for net cash purchase consideration of $56.7 (Cdn$57.7). The assets and liabilities and results of operations of Prime Restaurants since acquisition were consolidated within the company's financial reporting in the Other reporting segment. Prime Restaurants franchises, owns and operates a network of casual dining restaurants and pubs in Canada.

Sources of Revenue

Revenues reflected in the consolidated financial statements for the most recent three months ended March 31 are shown in the table that follows. Other revenue comprises the revenue earned by Ridley, William Ashley, Sporting Life, Prime Restaurants (acquired January 10, 2012) and Thomas Cook India (acquired August 14, 2012).

	First quarter
	2013	2012
Net premiums earned
Insurance - Canada (Northbridge)	245.7	252.0
- U.S. (Crum & Forster and Zenith National)	468.8	418.5
- Asia (Fairfax Asia)	54.9	53.4
Reinsurance - OdysseyRe	556.5	487.0
Insurance and Reinsurance - Other	106.3	127.3
Runoff	30.6	1.3
	1,462.8	1,339.5
Interest and dividends	118.2	120.9
Net gains (losses) on investments	9.4	(40.9)
Other revenue	194.2	205.0
	1,784.6	1,624.5

Revenue in the first quarter of 2013 of $1,784.6 increased from revenue in the first quarter of 2012 of $1,624.5, reflecting growth in net premiums earned by the company’s insurance and reinsurance operations and Runoff and increased net gains on investments, partially offset by lower interest and dividend income and other revenue.

The growth in net premiums earned by the company’s insurance and reinsurance operations in the first quarter of 2013 was principally due to year-over-year increases in net premiums earned by OdysseyRe ($69.5, 14.3%), Crum & Forster ($35.2, 12.5%), Zenith National ($15.1, 11.1%) and Fairfax Asia ($1.5, 2.8%), partially offset by decreases at Insurance and Reinsurance – Other ($21.0, 16.5%) and Northbridge ($6.3, 2.5% including the unfavourable effect of foreign currency translation). Net premiums earned by Runoff in the first quarter of 2013 included the consolidation of the net premiums earned by RiverStone Insurance ($29.5) related to the runoff of policies in-force at the date of acquisition.

The year-over-year decrease in interest and dividend income and the impact of net gains (losses) on investments on the quarters ended March 31, 2013 and 2012, are described below.

Other revenue decreased from $205.0 in the first quarter of 2012 to $194.2 in the first quarter of 2013 primarily as a result of the divestiture of Ridley's Canadian feed business (described in the Components of Net Earnings section of this MD&A under the heading of Other), partially offset by the consolidation of the revenue of Thomas Cook India (acquired August 14, 2012).

Despite the ongoing challenging market conditions within the global insurance and reinsurance industry, including continued price competition (especially in casualty lines), excess capacity and the impact of the economy on insured customers, the company’s insurance and reinsurance operations achieved modest growth in gross premiums written and net premiums written of 1.7% and 5.5% respectively, in the first quarter of 2013 compared to the first quarter of 2012.

In order to better compare 2013 and 2012, the table which follows present net premiums written by the company's insurance and reinsurance operations in the quarters ended March 31, 2013 and 2012 including the following adjustments: The net premiums written by Northbridge and OdysseyRe have been adjusted to exclude the effect as of January 1, 2012 of the sale of the renewal rights of Northbridge's U.S. property business to OdysseyRe. The impact of the unearned premium portfolio transfer on January 1, 2013 has been excluded from Group Re and Northbridge. The renewal rights transfer and the unearned premium portfolio transfer are described in the Components of Net Earnings section of this MD&A under the heading of Canadian Insurance - Northbridge.

	First quarter
	2013	2012	% change year-over-year
Insurance - Canada (Northbridge)	209.2	196.5	6.5
- U.S. (Crum & Forster and Zenith National)	577.2	564.0	2.3
- Asia (Fairfax Asia)	76.1	72.8	4.5
Reinsurance - OdysseyRe	603.3	531.0	13.6
Insurance and Reinsurance - Other	140.0	157.3	(11.0)
Insurance and reinsurance operations	1,605.8	1,521.6	5.5

Northbridge’s net premiums written increased by 6.5% (7.2% in Canadian dollar terms) in the first quarter of 2013 compared to the first quarter of 2012 primarily due to modest growth in writings at Federated Insurance and increased premium retention following the termination of its quota share reinsurance contract with Group Re (effective January 1, 2013), partially offset by the continuation of competitive pressures at Northbridge Insurance and the unfavourable effect of foreign currency translation. Net premiums written by U.S. Insurance increased by 2.3% in the first quarter of 2013 compared to the first quarter of 2012, comprised of an 11.9% increase at Zenith National, partially offset by a 5.6% decrease at Crum & Forster. The increase in net premiums written by Zenith National reflected premium rate increases. Net premiums written by Crum & Forster decreased as a result of lower standard lines net premiums written reflecting a reduction in workers' compensation business where pricing was considered inadequate, partially offset by increased specialty lines net premiums written. Net premiums written by Fairfax Asia increased by 4.5% in the first quarter of 2013 primarily as a result of increased writings of property, commercial automobile and engineering lines of business at First Capital and Pacific Insurance. OdysseyRe’s net premiums written increased by 13.6% in the first quarter of 2013 compared to the first quarter of 2012 primarily as a result of a Florida property quota share reinsurance contract which incepted on June 1, 2012. Net premiums written by the Insurance and Reinsurance – Other reporting segment decreased by 11.0% in the first quarter of 2013 compared to the first quarter of 2012 primarily as a result of the non-renewal of certain classes of business where terms and conditions were considered inadequate (Advent) and the absence in the first quarter of 2013 of assumed gross premiums written from Northbridge following the termination of the quota share reinsurance contract referred to above (Group Re), partially offset by growth at Fairfax Brasil.

Consolidated interest and dividend income of $99.5 in the first quarter of 2013 decreased from $129.6 in the first quarter of 2012. The decrease primarily reflected lower investment income earned as a result of sales during 2012 of higher yielding government bonds (principally Canadian government bonds and U.S. treasury bonds ), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks. Total return swap expense remained stable at $40.4 and $39.6 in the quarters ended March 31, 2013 and 2012 respectively.

The share of profit of associates was $18.7 in the first quarter of 2013 compared to the share of loss of associates of $8.7 in the first quarter of 2012. The first quarter of 2012 included $18.8 related to the company's share of Fibrek's net loss (principally comprised of an impairment charge).

Net gains (losses) on investments in the quarters ended March 31, 2013 and 2012 were comprised as shown in the following table:

	First quarter
	2013	2012
Common stocks	411.7	496.7
Preferred stocks - convertible	(18.4)	14.9
Bonds - convertible	(19.7)	101.8
Gain on disposition of associate	124.0	—
Other equity derivatives	200.8	224.6
Equity and equity-related holdings	698.4	838.0
Equity hedges	(592.8)	(822.6)
Equity and equity-related holdings after equity hedges	105.6	15.4
Bonds	(119.0)	32.6
Preferred stocks	(2.3)	1.4
CPI-linked derivatives	(32.4)	(68.0)
Other derivatives	17.3	(3.0)
Foreign currency	39.2	(20.9)
Other	1.0	1.6
Net gains (losses) on investments	9.4	(40.9)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(78.7)	(186.1)
U.S. states and municipalities	(41.8)	173.6
Corporate and other	1.5	45.1
	(119.0)	32.6

The company uses short equity and equity index total return swaps to economically hedge equity price risk associated with its equity and equity-related holdings. The company’s economic equity hedges are structured to provide a return which is inverse to changes in the fair values of the Russell 2000 index, the S&P 500 index, the S&P/TSX 60 index, other equity indexes and certain individual equity securities. The company's equity and equity-related holdings after hedges produced a net gain of $105.6 in the first quarter of 2013 compared to a net gain of $15.4 in the first quarter of 2012. At March 31, 2013 equity hedges with a notional amount of $8,424.1 ($7,668.5 at December 31, 2012) represented 104.5% (100.6% at December 31, 2012) of the company’s equity and equity-related holdings of $8,057.5 ($7,626.5 at December 31, 2012). Refer to note 17 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2013, for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk and to the tabular analysis in the Investments section of this MD&A for further details about the components of net gains (losses) on investments. The gain on disposition of associate of $124.0 in the first quarter of 2013 reflected the the sale of the company's investment in The Brick ($111.9) and a private company ($12.1).

Net losses on bonds of $119.0 in the first quarter of 2013 (2012 - net gain of $32.6) were primarily comprised of net mark-to-market losses on U.S. government and U.S. state and municipal government bonds.

The company’s CPI-linked derivative contracts produced unrealized losses of $32.4 in the first quarter of 2013 (2012 - $68.0) primarily a result of increases in the values of the CPI indexes underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values).

Sources of Net Earnings

The following table presents the combined ratios and underwriting and operating results for each of the insurance and reinsurance operations and, as applicable, for runoff operations, as well as the earnings contributions from the Other reporting segment for the three months ended March 31, 2013 and 2012. In that table, interest and dividends and net gains (losses) on investments in the interim consolidated statements of earnings are broken out separately as they relate to the insurance and reinsurance operating results, and included in Runoff, Corporate overhead and other and Other as they relate to those segments.

	First quarter
Combined ratios	2013	2012
Insurance - Canada (Northbridge)	100.5%	104.3%
- U.S. (Crum & Forster and Zenith National)	103.1%	109.2%
- Asia (Fairfax Asia)	91.0%	92.2%
Reinsurance - OdysseyRe	82.9%	87.0%
Reinsurance and Insurance - Other	98.4%	101.7%
Consolidated	94.0%	98.8%

Sources of net earnings
Underwriting
Insurance - Canada (Northbridge)	(1.1)	(10.8)
- U.S. (Crum & Forster and Zenith National)	(14.6)	(38.5)
- Asia (Fairfax Asia)	4.9	4.2
Reinsurance - OdysseyRe	95.1	63.5
Reinsurance and Insurance - Other	1.7	(2.2)
Underwriting profit	86.0	16.2
Interest and dividends - insurance and reinsurance	72.1	85.9
Operating income	158.1	102.1
Net gains (losses) on investments - insurance and reinsurance	(73.6)	19.8
Loss on repurchase of long term debt	(3.4)	—
Runoff	(14.1)	53.8
Other	6.8	5.4
Interest expense	(53.3)	(52.9)
Corporate overhead and other	91.6	(132.4)
Pre-tax income (loss)	112.1	(4.2)
Income taxes	51.2	2.9
Net earnings (loss)	163.3	(1.3)

Attributable to:
Shareholders of Fairfax	161.6	(2.6)
Non-controlling interests	1.7	1.3
	163.3	(1.3)

Net earnings (loss) per share	$7.22	$(0.76)
Net earnings (loss) per diluted share	$7.12	$(0.76)
Cash dividends paid per share	$10.00	$10.00

The company's insurance and reinsurance operations reported an underwriting profit of $86.0 and a combined ratio of 94.0% in the first quarter of 2013 compared to an underwriting profit of $16.2 and a combined ratio of 98.8% in the first quarter of 2012. The lower accident year combined ratio and increased net favourable development of prior years' reserves contributed to the year-over-year improvement in the underwriting performance of the company’s insurance and reinsurance operations in the first quarter of 2013. Catastrophe losses added 2.3 combined ratio points ($32.3) to the combined ratio in the first quarter of 2013 compared to 2.0 combined ratio points ($26.2) in the first quarter of 2012. The following table presents the components of the company's combined ratios for the quarters ended March 31, 2013 and 2012:

	First quarter
	2013	2012
Underwriting profit	86.0	16.2

Loss & LAE - accident year	64.2%	67.0%
Commissions	16.5%	15.4%
Underwriting expense	15.8%	16.5%
Combined ratio - accident year	96.5%	98.9%
Net favourable development	(2.5)%	(0.1)%
Combined ratio - calendar year	94.0%	98.8%

The underwriting results of the company’s insurance and reinsurance operations in the first quarter of 2013 included 2.5 combined ratio points ($35.5) of net favourable development of prior years’ reserves primarily at OdysseyRe ($17.9), Northbridge ($8.8), Fairfax Asia ($3.6) and Insurance and Reinsurance - Other ($5.2). The underwriting results of the company’s insurance and reinsurance operations in the first quarter of 2012 included 0.1 of a combined ratio point ($1.6) of net favourable development of prior years' reserves primarily at Northbridge, Fairfax Asia and OdysseyRe, partially offset by net adverse development of prior years' reserves at Crum & Forster and Group Re.

The expense ratio of the company's insurance and reinsurance operations decreased from 16.5% in the first quarter of 2012 to 15.8% in the first quarter of 2013 primarily due to an increase in net premiums earned of 7.0%, partially offset by increased operating expenses of 2.3% (primarily related to higher compensation expenses). The commission expense ratio of the company's insurance and reinsurance operations increased from 15.4% in the first quarter of 2012 to 16.5% in the first quarter of 2013, primarily due to a shift in the mix of gross premiums written towards business carrying higher commission rates (principally at OdysseyRe).

Operating expenses in the consolidated statements of earnings include only the operating expenses of the company’s insurance and reinsurance and runoff operations and corporate overhead. Operating expenses of $284.4 in the first quarter of 2013 increased from $271.3 in the first quarter of 2012 primarily as a result of higher compensation expenses, the consolidation of the operating expenses of RiverStone Insurance ($4.0) and the release of a provision at Runoff related to value added tax in the first quarter of 2012, partially offset by lower legal expenses in the first quarter of 2013.

Other expenses decreased from $199.6 in the first quarter of 2012 to $191.1 in the first quarter of 2013 primarily as a result of the divestiture of Ridley's Canadian feed business (described in the Components of Net Earnings section of this MD&A under the heading of Other), partially offset by the consolidation of the expenses of Thomas Cook India (acquired August 14, 2012). Other expenses in the first quarter of 2013 also included a loss of $3.4 related to the redemption of the Fairfax unsecured senior notes due 2017.

The company reported net earnings attributable to shareholders of Fairfax of $161.6 ($7.22 per basic and $7.12 per diluted share) in the first quarter of 2013 compared to a net loss attributable to shareholders of Fairfax of $2.6 ($0.76 net loss per basic and diluted share) in the first quarter of 2012. The year-over-year increase in net earnings attributable to shareholders of Fairfax was primarily due to increased underwriting profit, increased net gains on investments and the increased recovery of income taxes, partially offset by lower consolidated interest and dividend income.

Common shareholders’ equity decreased in the first quarter of 2013, primarily as a result of the payment of dividends on the company's common and preferred shares ($221.0) and decreased accumulated other comprehensive income (a decrease of $45.3 in the first quarter of 2013 primarily related to foreign currency translation), partially offset by the net earnings attributable to shareholders of Fairfax ($161.6). Common shareholders’ equity at March 31, 2013 was $7,550.2 or $373.00 per basic share compared to $378.10 per basic share at December 31, 2012, representing a decrease per basic share in the first quarter of 2013 of 1.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or an increase of 1.3% adjusted to include that dividend).

Net Earnings by Reporting Segment

The company's sources of net earnings shown by reporting segment are set out below for the quarters ended March 31, 2013 and 2012. The intercompany adjustment for gross premiums written eliminates premiums on reinsurance ceded within the group, primarily to OdysseyRe and Group Re.

Quarter ended March 31, 2013

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	243.6	657.7	141.9	669.2	151.8	1,864.2	0.2	—	27.4	—	1,891.8
Net premiums written	247.6	577.2	76.1	604.0	100.9	1,605.8	(0.1)	—	—	—	1,605.7
Net premiums earned	245.7	468.8	54.9	556.5	106.3	1,432.2	30.6	—	—	—	1,462.8
Underwriting profit (loss)	(1.1)	(14.6)	4.9	95.1	1.7	86.0	—	—	—	—	86.0
Interest and dividends	5.5	16.8	12.1	33.9	3.8	72.1	—	—	—	—	72.1
Operating income	4.4	2.2	17.0	129.0	5.5	158.1	—	—	—	—	158.1
Net gains (losses) on investments	49.6	(40.9)	(5.9)	(139.7)	63.3	(73.6)	(13.3)	—	—	—	(86.9)
Loss on repurchase of long term debt	—	—	—	—	—	—	—	—	—	(3.4)	(3.4)
Runoff	—	—	—	—	—	—	(0.8)	—	—	—	(0.8)
Other	—	—	—	—	—	—	—	6.8	—	—	6.8
Interest expense	—	(1.2)	—	(6.9)	(1.1)	(9.2)	—	(0.8)	—	(43.3)	(53.3)
Corporate overhead and other	(1.7)	(5.2)	—	(4.6)	—	(11.5)	—	—	—	103.1	91.6
Pre-tax income (loss)	52.3	(45.1)	11.1	(22.2)	67.7	63.8	(14.1)	6.0	—	56.4	112.1
Income taxes											51.2
Net earnings											163.3

Attributable to:
Shareholders of Fairfax											161.6
Non-controlling interests											1.7
											163.3

Quarter ended March 31, 2012

	Insurance			Reinsurance	Insurance and Reinsurance
	Northbridge	U.S.	Fairfax Asia	OdysseyRe	Other	Ongoing operations	Runoff	Other	Inter- company	Corporate and other	Consolidated
Gross premiums written	260.3	631.0	132.1	603.0	205.9	1,832.3	(0.6)	—	(24.1)	—	1,807.6
Net premiums written	201.6	564.0	72.8	525.9	157.3	1,521.6	—	—	—	—	1,521.6
Net premiums earned	252.0	418.5	53.4	487.0	127.3	1,338.2	1.3	—	—	—	1,339.5
Underwriting profit (loss)	(10.8)	(38.5)	4.2	63.5	(2.2)	16.2	—	—	—	—	16.2
Interest and dividends	15.8	14.6	7.9	29.2	18.4	85.9	—	—	—	—	85.9
Operating income (loss)	5.0	(23.9)	12.1	92.7	16.2	102.1	—	—	—	—	102.1
Net gains (losses) on investments	(81.9)	21.1	(0.9)	61.2	20.3	19.8	51.1	—	—	—	70.9
Runoff	—	—	—	—	—	—	2.7	—	—	—	2.7
Other	—	—	—	—	—	—	—	5.4	—	—	5.4
Interest expense	—	(1.5)	—	(6.9)	(1.2)	(9.6)	(2.3)	(0.1)	—	(40.9)	(52.9)
Corporate overhead and other	(1.7)	(6.7)	—	(2.7)	(0.2)	(11.3)	—	—	—	(121.1)	(132.4)
Pre-tax income (loss)	(78.6)	(11.0)	11.2	144.3	35.1	101.0	51.5	5.3	—	(162.0)	(4.2)
Income taxes											2.9
Net loss											(1.3)

Attributable to:
Shareholders of Fairfax											(2.6)
Non-controlling interests											1.3
											(1.3)

Components of Net Earnings

Underwriting and Operating Income

Set out and discussed below are the underwriting and operating results of Fairfax's insurance and reinsurance operations, Runoff and Other by reporting segment for the three months ended March 31, 2013 and 2012.

Canadian Insurance - Northbridge

	First quarter
	2013	2012
Underwriting loss	(1.1)	(10.8)

Loss & LAE - accident year	69.1%	71.5%
Commissions	15.9%	14.6%
Underwriting expenses	19.0%	20.4%
Combined ratio - accident year	104.0%	106.5%
Net favourable development	(3.5)%	(2.2)%
Combined ratio - calendar year	100.5%	104.3%

Gross premiums written	243.6	260.3
Net premiums written	247.6	201.6
Net premiums earned	245.7	252.0
Underwriting loss	(1.1)	(10.8)
Interest and dividends	5.5	15.8
Operating income	4.4	5.0
Net gains (losses) on investments	49.6	(81.9)
Pre-tax income (loss) before interest and other	54.0	(76.9)

Effective January 1, 2013 Northbridge sold its wholly-owned U.S. subsidiary Commonwealth Insurance Company of America ("CICA") to TIG Insurance Company. CICA had total equity of $20.8 on January 1, 2013 principally comprised of its U.S. property business in runoff following the renewal rights transfer discussed below. Periods prior to January 1, 2013 have not been restated as the impact was not significant. Effective January 1, 2013, Northbridge discontinued its 10% participation on a quota share reinsurance contract with Group Re and received $39.1 (Cdn$39.4) of unearned premium which had previously been ceded to Group Re (the "unearned premium portfolio transfer"). Effective May 1, 2012 Northbridge transferred the renewal rights of its U.S. property business from CICA to a wholly-owned subsidiary of OdysseyRe (the "renewal rights transfer").

The improvement in Northbridge's underwriting results in the first quarter of 2013 reflected an increase in net favourable development of prior years' reserves, fewer non-catastrophe related large losses and the absence of current period catastrophe losses, partially offset by the competitive conditions within the Canadian commercial lines insurance market which remain challenging. Northbridge reported an underwriting loss of $1.1 and a combined ratio of 100.5% in the first quarter of 2013 compared to an underwriting loss of $10.8 and a combined ratio of 104.3% in the first quarter of 2012. Net favourable development of prior years' reserves increased from $5.5 (2.2 combined ratio points) in the first quarter of 2012 to $8.8 (3.5 combined ratio points) in the first quarter of 2013. Net favourable development of prior years' reserves in the first quarters of 2013 and 2012 primarily reflected better than expected emergence across most accident years and lines of business. There was no impact from current period catastrophe losses in the first quarter of 2013. Current period catastrophe losses added 0.5 of a combined ratio point ($1.2) to the combined ratio in the first quarter of 2012.

Northbridge’s expense ratio (excluding commissions) decreased from 20.4% in the first quarter of 2012 to 19.0% in the first quarter of 2013 primarily as a result of lower compensation expense. Northbridge’s commission expense ratio increased from 14.6% in the first quarter of 2012 to 15.9% in the first quarter of 2013 primarily reflecting lower ceding commissions received in the first quarter of 2013 following the termination of the intercompany quota share reinsurance contract discussed above.

In order to better compare Northbridge's gross premiums written, net premiums written and net premiums earned in the first quarters of 2013 and 2012, the premiums presented in the following table are expressed in Canadian dollars, give effect to the renewal rights transfer as of January 1, 2012 and exclude the effect on January 1, 2013 of the unearned premium portfolio transfer.

	Cdn$ First quarter
	2013	2012
Gross premiums written	245.5	244.4
Net premiums written	210.9	196.8
Net premiums earned	246.6	242.7

Gross premiums written increased by 0.5% from Cdn$244.4 in the first quarter of 2012 to Cdn$245.5 in the first quarter of 2013 reflecting modest growth in writings at Federated Insurance, partially offset by the continuation of competitive pressures at Northbridge Insurance, especially in commercial lines of business in the Quebec and Western regions and personal lines business in the Ontario region. Net premiums written and net premiums earned increased by 7.2% and 1.6% respectively in the first quarter of 2013 reflecting increased premium retention following the termination of the quota share reinsurance contract with Group Re discussed above.

The significant improvement in net gains on investments (as set out in the table below) and the lower underwriting loss, partially offset by decreased interest and dividend income (principally related to lower holdings of Canadian provincial and corporate bonds year-over-year), produced pre-tax income before interest and other of $54.0 in the first quarter of 2013 compared to a pre-tax loss before interest and other of $76.9 in the first quarter of 2012.

	First quarter
	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	84.7	41.9
Equity hedges	(58.3)	(108.6)
Bonds	(0.8)	19.0
Preferred stocks	2.7	(7.5)
CPI-linked derivatives	(8.7)	(14.2)
Foreign currency	7.4	(14.2)
Gain on disposition of associate	22.2	—
Other	0.4	1.7
Net gains (losses) on investments	49.6	(81.9)

Northbridge's cash resources, excluding the impact of foreign currency translation, increased by $290.4 in the first quarter of 2013 compared to a decrease of $163.3 in the first quarter of 2012. Cash used in operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) of $5.1 in the first quarter of 2013 compared to $52.6 in the first quarter of 2012 with the year-over-year improvement primarily attributable to increased net premiums collected and decreased income taxes paid.

U.S. Insurance — Crum & Forster and Zenith National (1)

	First quarter
	2013			2012
	Crum & Forster	Zenith National	Total	Crum & Forster	Zenith National	Total
Underwriting profit (loss)	0.8	(15.4)	(14.6)	(14.3)	(24.2)	(38.5)

Loss & LAE - accident year	68.3%	72.0%	69.5%	69.4%	77.3%	72.0%
Commissions	13.1%	9.8%	12.0%	13.3%	9.9%	12.2%
Underwriting expenses	18.3%	28.4%	21.6%	20.6%	30.7%	23.9%
Combined ratio - accident year	99.7%	110.2%	103.1%	103.3%	117.9%	108.1%
Net adverse (favourable) development	—	—	—	1.8%	(0.2)%	1.1%
Combined ratio - calendar year	99.7%	110.2%	103.1%	105.1%	117.7%	109.2%

Gross premiums written	365.9	291.8	657.7	370.6	260.4	631.0
Net premiums written	290.9	286.3	577.2	308.2	255.8	564.0
Net premiums earned	317.1	151.7	468.8	281.9	136.6	418.5
Underwriting profit (loss)	0.8	(15.4)	(14.6)	(14.3)	(24.2)	(38.5)
Interest and dividends	10.7	6.1	16.8	9.2	5.4	14.6
Operating income (loss)	11.5	(9.3)	2.2	(5.1)	(18.8)	(23.9)
Net gains (losses) on investments	(22.3)	(18.6)	(40.9)	28.8	(7.7)	21.1
Pre-tax income (loss) before interest and other	(10.8)	(27.9)	(38.7)	23.7	(26.5)	(2.8)

(1)
These results differ from those published by Zenith National primarily due to differences between IFRS and U.S. GAAP, intercompany investment transactions and acquisition accounting adjustments recorded by Fairfax related to the acquisition of Zenith National in 2010.

Crum & Forster
Crum & Forster's underwriting results improved from an underwriting loss of $14.3 and a combined ratio of 105.1% in the first quarter of 2012 to an underwriting profit of $0.8 and a combined ratio of 99.7% in the first quarter of 2013 reflecting the absence of prior years' reserve development and current period catastrophe losses. In the first quarter of 2012, Crum & Forster's underwriting results included 1.8 combined ratio points ($5.0) of net adverse development of prior years' reserves (primarily due to a single large property loss) and 0.4 of a combined ratio point ($1.1) of current period catastrophe losses (primarily related to the impact of tornadoes in the south and central U.S). Crum & Forster’s expense ratio (excluding commissions) improved from 20.6% in the first quarter of 2012 to 18.3% in the first quarter of 2013 primarily as a result of a 12.5% year-over-year increase in net premiums earned.

Gross premiums written decreased by 1.3% from $370.6 in the first quarter of 2012 to $365.9 in the first quarter of 2013 primarily reflecting a decrease of $27.0 in standard lines gross premiums written, partially offset by an increase of $22.3 in specialty lines gross premiums written. Lower standard lines gross premiums written reflected a reduction in workers' compensation business where pricing was considered inadequate. The increase in specialty lines gross premiums written was primarily due to increased writings at the Fairmont Specialty division (principally accident and health lines of business) and at the Seneca division (related to various lines of business), partially offset by decreased writings at the CoverXSpecialty division (excess and surplus casualty lines of business). Net premiums written in the first quarter of 2013 decreased by 5.6% consistent with the decrease in gross premiums written. The increase in net premiums earned of 12.5% in the first quarter of 2013, relative to the first quarter of 2012, reflected the growth in net premiums written in prior periods.

Interest and dividend income increased from $9.2 in the first quarter of 2012 to $10.7 in the first quarter of 2013 primarily due to lower losses incurred in connection with an investment in associate and decreased total return swap expense, partially offset by lower investment income earned as a result of the sale of higher-yielding municipal, government and corporate bonds where the proceeds were reinvested into lower yielding cash and short term investments. The combination of lower net gains on investments (as set out in the table below), partially offset by increased underwriting profit and increased interest and dividend income, produced a pre-tax loss before interest and other of $10.8 in the first quarter of 2013 compared to pre-tax income before interest and other of $23.7 in the first quarter of 2012.

	First quarter
	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	112.6	155.9
Equity hedges	(101.7)	(151.0)
Bonds	(26.7)	36.2
Preferred stocks	(1.4)	4.9
CPI-linked derivatives	(4.4)	(12.5)
Other	(0.7)	(4.7)
Net (losses) gains on investments	(22.3)	28.8
Crum & Forster’s cash resources, excluding the impact of foreign currency translation, decreased by $33.5 in the first quarter of 2013 compared to a decrease of $25.1 in the first quarter of 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) was $10.5 in the first quarter of 2013 compared to $0.5 in the first quarter of 2012 with the year-over-year improvement primarily attributable to lower operating expenses, partially offset by higher net paid losses.

Crum and Forster paid a dividend to Fairfax of nil in the first quarter of 2013 and $63.0 in the first quarter of 2012.

Zenith National
Zenith National reported an underwriting loss of $15.4 and a combined ratio of 110.2% in the first quarter of 2013 compared to an underwriting loss of $24.2 and a combined ratio of 117.7% in the first quarter of 2012. Net premiums earned in the first quarter of 2013 of $151.7 increased from $136.6 in the first quarter of 2012 principally reflecting premium rate increases. The improvement in Zenith National’s combined ratio in the first quarter of 2013 reflected a 5.3 percentage point decrease in the accident year loss and LAE ratio attributable to earned premium price increases in the first quarter of 2013 exceeding estimates of loss trends and a 2.3 percentage point decrease in the expense ratio (excluding commissions) as a result of an 11.1% year-over-year increase in net premiums earned.

Interest and dividend income increased from $5.4 in the first quarter of 2012 to $6.1 in the first quarter of 2013. The increase reflected improved limited partnership investment income, partially offset by lower investment income earned as a result of the sale of higher-yielding long-term U.S. government bonds in the second quarter of 2012 with reinvestment in lower-yielding short-term investments and equity securities. The combination of increased net losses on investments (as set out in the table below), partially offset by the lower underwriting loss year-over-year and increased interest and dividend income, produced a pre-tax loss before interest and other of $27.9 in the first quarter of 2013 compared to a pre-tax loss before interest and other of $26.5 in the first quarter of 2012.

	First quarter
	2013	2012
Common stocks, limited partnerships and equity derivatives (excluding equity hedges)	38.7	22.5
Equity hedges	(40.9)	(19.4)
Bonds	(12.2)	(10.9)
Preferred stocks	1.4	6.4
CPI-linked derivatives	(3.4)	(7.2)
Other	(2.2)	0.9
Net losses on investments	(18.6)	(7.7)

At March 31, 2013 Zenith National had cash and cash equivalents of $35.6. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased from $5.3 in the first quarter of 2012 to $14.1 in the first quarter of 2013 primarily as a result of increased premium collections.

Zenith National paid dividends to Fairfax and its affiliates of nil in the first quarter of 2013 and $100.0 in the first quarter of 2012.

Asian Insurance - Fairfax Asia

	First quarter
	2013	2012
Underwriting profit	4.9	4.2

Loss & LAE - accident year	77.2%	77.5%
Commissions	5.7%	5.7%
Underwriting expenses	14.6%	12.4%
Combined ratio - accident year	97.5%	95.6%
Net favourable development	(6.5)%	(3.4)%
Combined ratio - calendar year	91.0%	92.2%

Gross premiums written	141.9	132.1
Net premiums written	76.1	72.8
Net premiums earned	54.9	53.4
Underwriting profit	4.9	4.2
Interest and dividends	12.1	7.9
Operating income	17.0	12.1
Net losses on investments	(5.9)	(0.9)
Pre-tax income before interest and other	11.1	11.2

Underwriting results for Fairfax Asia in the first quarter of 2013 featured an underwriting profit of $4.9 and a combined ratio of 91.0% (compared to an underwriting profit of $4.2 and a combined ratio of 92.2% in the first quarter of 2012) with each of First Capital, Falcon and Pacific Insurance producing combined ratios of 79.9% (2012 - 82.4%), 102.9% (2012 - 103.5%) and 98.9% (2012 - 95.6%) respectively. The first quarter of 2013 combined ratio included 6.5 combined ratio points ($3.6) of net favourable development of prior years’ reserves (primarily at First Capital across most lines of business, partially offset by net adverse development related to property loss reserves), compared to 3.4 combined ratio points ($1.8) of net favourable development of prior years’ reserves in the first quarter of 2012 (primarily at First Capital attributable to commercial automobile lines of business). During the first quarter of 2013, gross premiums written, net premiums written and net premiums earned increased by 7.4%, 4.5% and 2.8% respectively, primarily as a result of increased writings of property, commercial automobile and engineering lines of business at First Capital and Pacific Insurance. Fairfax Asia's expense ratio (excluding commissions) increased from 12.4% in the first quarter of 2012 to 14.6% in the first quarter of 2013 primarily due to increased compensation expenses.

The year-over-year increase in net losses on investments (as set out in the table below), partially offset by increased interest and dividend income (principally reflecting a year-over-year increase in share of profit of associates) and increased underwriting profit, produced pre-tax income before interest and other of $11.1 in the first quarter of 2013 compared to pre-tax income before interest and other of $11.2 in the first quarter of 2012.

In the first quarter of 2013 Fairfax Asia contributed $4.8 (2012 - nil) to ICICI Lombard through participation in a rights offering to maintain its 26.0% ownership interest.

	First quarter
	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	7.2	10.4
Equity hedges	(15.5)	(14.2)
Bonds	0.8	9.1
Preferred stocks	(1.5)	(0.6)
Foreign currency	3.1	(5.6)
Net losses on investments	(5.9)	(0.9)

Reinsurance - OdysseyRe(1)

	First quarter
	2013	2012
Underwriting profit	95.1	63.5

Loss & LAE - accident year	56.1%	58.5%
Commissions	20.3%	18.9%
Underwriting expenses	9.7%	10.1%
Combined ratio - accident year	86.1%	87.5%
Net favourable development	(3.2)%	(0.5)%
Combined ratio - calendar year	82.9%	87.0%

Gross premiums written	669.2	603.0
Net premiums written	604.0	525.9
Net premiums earned	556.5	487.0
Underwriting profit	95.1	63.5
Interest and dividends	33.9	29.2
Operating income	129.0	92.7
Net gains (losses) on investments	(139.7)	61.2
Pre-tax income (loss) before interest and other	(10.7)	153.9

(1)
These results differ from those published by Odyssey Re Holdings Corp. primarily due to differences between IFRS and U.S. GAAP and purchase accounting adjustments (principally goodwill and intangible assets) recorded by Fairfax related to the privatization of OdysseyRe in 2009.

OdysseyRe produced an underwriting profit of $95.1 and a combined ratio of 82.9% in the first quarter of 2013 compared to an underwriting profit of $63.5 and a combined ratio of 87.0% in the first quarter of 2012. OdysseyRe's combined ratio benefited from net favourable development of prior years’ reserves of 3.2 combined ratio points ($17.9) in the first quarter of 2013 compared to 0.5 of a combined ratio point ($2.6) in the first quarter of 2012. Net favourable development of prior years' reserves in the first quarters of 2013 and 2012 primarily related to net favourable emergence on prior years' catastrophe loss reserves. Attritional current period catastrophe losses (net of reinstatement premiums) added 5.8 combined ratio points ($32.3) to the combined ratio in the first quarter of 2013 compared to 4.8 combined ratio points ($23.6) in the first quarter of 2012.

OdysseyRe’s expense ratio (excluding commissions) decreased from 10.1% in the first quarter of 2012 to 9.7% in the first quarter of 2013 reflecting the 14.3% year-over-year increase in net premiums earned in the first quarter of 2013, partially offset by higher compensation expense. OdysseyRe’s commission expense ratio increased from 18.9% in the first quarter of 2012 to 20.3% in the first quarter of 2013 primarily as a result of a Florida property quota share reinsurance contract incepting on June 1, 2012 that carried a higher commission rate.

The increases in gross premiums written, net premiums written and net premiums earned of 11.0%, 14.9% and 14.3% respectively, in the first quarter of 2013 compared to the first quarter of 2012 primarily reflected the impact of the Florida property quota share reinsurance contract referred to above. The increases in net premiums written and net premiums earned also reflected lower ceded premiums written due to decreased writings of U.S. professional liability insurance business (OdysseyRe's retention of gross premiums written related to this line of business was relatively low) and increased retention of gross premiums written related to U.S. crop insurance business.

Interest and dividend income increased from $29.2 in the first quarter of 2012 to $33.9 in the first quarter of 2013 primarily reflecting an improvement in OdysseyRe's share of profit of associates, partially offset by lower investment income earned as a result of sales in late 2012 of higher yielding government and corporate bonds, where the proceeds were reinvested into lower yielding cash and short term investments and common stocks. In the first quarter of 2012, OdysseyRe incurred a loss of $10.9 related to its share of losses of an associate.

The significant decrease in net gains on investments (as set out in the table below), partially offset by the improvement in underwriting profitability and increased interest and dividend income, produced a pre-tax loss before interest and other of $10.7 in the first quarter of 2013, compared to pre-tax income before interest and other of $153.9 in the first quarter of 2012.

	First quarter
	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	182.2	269.0
Equity hedges	(264.0)	(252.0)
Bonds	(59.1)	79.2
Preferred stocks	(8.7)	13.3
CPI-linked derivatives	(11.1)	(29.6)
Foreign currency	11.6	(8.1)
Gain on disposition of associate	12.2	—
Other	(2.8)	(10.6)
Net gains (losses) on investments	(139.7)	61.2

OdysseyRe’s cash resources, excluding the impact of foreign currency translation, decreased by $34.8 in the first quarter of 2013 compared to an increase of $177.4 in the first quarter of 2012. Cash provided by operating activities (excluding operating cash flow activity related to securities recorded as at FVTPL) increased to $98.5 in the first quarter of 2013 compared to cash used in operating activities of $3.2 in the first quarter of 2012, with the improvement primarily attributable to increased net premium collections and decreased net catastrophe losses paid.

Insurance and Reinsurance - Other

For the quarters ended March 31, 2013 and 2012

	First quarter
	2013
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter-company	Total
Underwriting profit (loss)	3.9	(1.4)	(0.2)	(0.6)	—	1.7

Loss & LAE - accident year	61.8%	68.2%	68.3%	59.8%	—	64.9%
Commissions	29.3%	21.9%	25.0%	15.2%	—	23.9%
Underwriting expenses	3.0%	19.9%	8.4%	32.5%	—	14.4%
Combined ratio - accident year	94.1%	110.0%	101.7%	107.5%	—	103.2%
Net favourable development	(4.9)%	(6.8)%	(0.5)%	(3.3)%	—	(4.8)%
Combined ratio - calendar year	89.2%	103.2%	101.2%	104.2%	—	98.4%

Gross premiums written	5.8	95.2	22.2	45.4	(16.8)	151.8
Net premiums written	5.6	61.9	17.6	15.8	—	100.9
Net premiums earned	34.8	42.6	15.0	13.9	—	106.3
Underwriting profit (loss)	3.9	(1.4)	(0.2)	(0.6)	—	1.7
Interest and dividends	0.3	1.8	0.9	0.8	—	3.8
Operating income	4.2	0.4	0.7	0.2	—	5.5
Net gains (losses) on investments	57.3	7.1	—	(1.1)	—	63.3
Pre-tax income (loss) before interest and other	61.5	7.5	0.7	(0.9)	—	68.8

	First quarter
	2012
	Group Re	Advent	Polish Re	Fairfax Brasil	Inter- company	Total
Underwriting profit (loss)	1.5	(0.5)	0.1	(3.3)	—	(2.2)

Loss & LAE - accident year	68.9%	64.6%	75.3%	87.6%	—	69.8%
Commissions	21.3%	19.6%	15.7%	3.6%	—	18.4%
Underwriting expenses	0.7%	16.6%	5.7%	40.5%	—	10.8%
Combined ratio - accident year	90.9%	100.8%	96.7%	131.7%	—	99.0%
Net adverse (favourable) development	6.0%	0.3%	2.8%	(1.3)%	—	2.7%
Combined ratio - calendar year	96.9%	101.1%	99.5%	130.4%	—	101.7%

Gross premiums written	54.9	113.2	35.8	24.7	(22.7)	205.9
Net premiums written	54.9	70.4	27.7	4.3	—	157.3
Net premiums earned	50.3	48.0	18.2	10.8	—	127.3
Underwriting profit (loss)	1.5	(0.5)	0.1	(3.3)	—	(2.2)
Interest and dividends	12.6	3.3	1.3	1.2	—	18.4
Operating income (loss)	14.1	2.8	1.4	(2.1)	—	16.2
Net gains on investments	8.5	8.0	1.3	2.5	—	20.3
Pre-tax income before interest and other	22.6	10.8	2.7	0.4	—	36.5

Effective January 1, 2013 Group Re discontinued its 10% participation on a quota share reinsurance contract with Northbridge and returned $39.1 of unearned premium to Northbridge (the "unearned premium portfolio transfer").
The Insurance and Reinsurance – Other segment produced an underwriting profit of $1.7 and a combined ratio of 98.4% in the first quarter of 2013 compared to an underwriting loss of $2.2 and a combined ratio of 101.7% in the first quarter of 2012. The underwriting results in the first quarter of 2013 included 4.8 combined ratio points ($5.2) of net favourable development of prior years’ reserves across all segments compared to 2.7 combined ratio points ($3.5) of net unfavourable development of prior years’ reserves in the first quarter of 2012 (principally at Group Re related to net adverse reserve development on catastrophe losses occurring in 2011). Current period catastrophe losses had no effect on the underwriting results in the first quarter of 2013. Current period catastrophe losses (net of reinstatement premiums) added 0.3 of a combined ratio point ($0.4) to the combined ratio in the first quarter of 2012.
Gross premiums written decreased by 26.3% from $205.9 in the first quarter of 2012 to $151.8 in the first quarter of 2013. Excluding the unearned premium portfolio transfer which suppressed the gross premiums written (and net premiums written) by Group Re in the first quarter of 2013 by $39.1, gross premiums written decreased by 7.3% primarily reflecting the non-renewal of certain classes of business where terms and conditions were considered inadequate (Advent) and the absence of gross premiums written assumed from Northbridge following the termination of the quota share reinsurance contract discussed above (Group Re), partially offset by growth at Fairfax Brasil. Excluding the unearned premium portfolio transfer, net premiums written decreased by 11.0% reflecting many of the same factors which affected gross premiums written and also included increased usage of reinsurance at Fairfax Brasil in the first quarter of 2013. Net premiums earned decreased 16.5% from $127.3 in the first quarter of 2012 to $106.3 in the first quarter of 2013 consistent with the decrease in net premiums written.

Interest and dividend income decreased from $18.4 in the first quarter of 2012 to $3.8 in the first quarter of 2013 primarily as a result of decreased share of profit of associates (reflecting the sale of Cunningham Lindsey in the fourth quarter of 2012) and lower investment income earned as a result of the sale in 2012 of higher yielding government bonds where the proceeds from sales were reinvested into lower yielding cash and short term investments. The gain on disposition of associate as set out in the table below reflects a net gain of $73.9 related to the sale of the company's investment in The Brick.

The significant year-over-year increase in net gains on investments (as set out in the table below) and the improvement in underwriting profitability, partially offset by decreased interest and dividend income, produced pre-tax income before interest and other of $68.8 in the first quarter of 2013 compared to pre-tax income before interest and other of $36.5 in the first quarter of 2012.

	First quarter
	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	27.9	25.5
Equity hedges	(32.1)	(18.3)
Bonds	(4.0)	10.1
Preferred stocks	(1.0)	2.2
CPI-linked derivatives	(0.6)	(1.1)
Foreign currency	(0.8)	1.9
Gain on disposition of associate	73.9	—
Net gains on investments	63.3	20.3

During the first quarter of 2013 Fairfax made a capital contribution of nil (2012 - $5.8) to support the growth of Fairfax Brasil. During the first quarter of 2013 CRC Re paid a dividend-in-kind to Fairfax of $28.0 (2012 - nil) comprised of its 26.0% ownership interest in Ridley.

Runoff

	First quarter
	2013	2012
Gross premiums written	0.2	(0.6)
Net premiums written	(0.1)	—
Net premiums earned	30.6	1.3
Losses on claims	(52.7)	(3.5)
Operating expenses	(27.5)	(18.0)
Interest and dividends	15.7	22.9
Operating income (loss)	(33.9)	2.7
Net gains (losses) on investments	(13.3)	51.1
Pre-tax income (loss) before the undernoted	(47.2)	53.8
Gain on significant reinsurance commutation	33.1	—
Pre-tax income (loss) before interest and other	(14.1)	53.8

On March 29, 2013 TIG entered into an agreement to commute a recoverable from a reinsurer with a carrying value of $85.4 for total consideration of $118.5 (principally cash consideration of $115.8 which was received on April 5, 2013) and recognized a gain of $33.1 as set out in the table above.

Effective January 1, 2013 Northbridge sold its wholly-owned subsidiary Commonwealth Insurance Company of America ("CICA") to TIG. CICA had total equity of $20.8 on January 1, 2013 principally to support its U.S. property business placed into runoff effective May 1, 2012. Periods prior to January 1, 2013 have not been restated as the impact was not significant.

On December 21, 2012 RiverStone (UK) agreed to reinsure the runoff portfolio of the Eagle Star group of companies currently owned by the Zurich group and comprised primarily of London market and U.S. casualty business related to accident years 1990 and prior (the "Eagle Star reinsurance transaction"). Net loss reserves ($130.9 at December 21, 2012) are expected to be formally transferred to RiverStone (UK) during 2013 by way of Part VII transfer pursuant to the Financial Services and Markets Act 2000 of the United Kingdom.

On October 12, 2012 the company's UK runoff subsidiary, RiverStone Holdings Limited, completed the acquisition of a 100% interest in RiverStone Insurance for cash purchase consideration of $335.1 (208.3 British pound sterling). The assets and liabilities and results of operations of RiverStone Insurance were consolidated within the company's financial reporting in the Runoff reporting segment. RiverStone Insurance is located in London, England and wrote U.K. domestic and international insurance and reinsurance business prior to being placed into runoff early in 2012. In the first quarter of 2013, the Runoff reporting segment included the impact of the policies in-force at RiverStone Insurance on the date of acquisition which will runoff under the supervision of RiverStone which increased net premiums earned, losses on claims and operating expenses by $29.5, $19.7 and $9.3 respectively.

The Runoff segment pre-tax loss before interest and other was $14.1 in the first quarter of 2013 compared to pre-tax income before interest and other of $53.8 in the first quarter of 2012. The pre-tax loss before interest and other in the first quarter of 2013 reflected increased net losses on investments (as set out in the table below) and the year-over-year decrease in operating profitability (an operating loss of $33.9 in the first quarter of 2013 compared to operating income of $2.7 in the first quarter of 2012), partially offset by the gain on a significant reinsurance commutation.

In order to better compare the operating income (loss) of Runoff's underlying business, the discussion that follows excludes from the first quarter of 2013 the impact on net premiums earned, losses on claims and operating expenses of the runoff of the insurance policies of RiverStone Insurance. Net premiums earned of $1.1 and $1.3 in the first quarters of 2013 and 2012 respectively, primarily related to the runoff of the unearned premiums of the General Fidelity warranty business. Losses on claims of $33.0 in the first quarter of 2013 principally reflected net strengthening of $30.5 of prior years' loss reserves in U.S. Runoff (primarily asbestos and environmental loss reserves at TIG) compared to losses on claims of $3.5 in the first quarter of 2012. Operating expenses of $18.2 in the first quarter of 2013 were comparable to operating expenses of $18.0 in the first quarter of 2012 notwithstanding that the operating expenses in the first quarter of 2012 benefited from the release of a provision related to value added tax.

The decrease in interest and dividend income from $22.9 in the first quarter of 2012 to $15.7 in the first quarter of 2013 was primarily due to lower investment income earned in the first quarter of 2013 (reflecting sales during 2012 of higher yielding bonds (primarily U.S. treasury bonds) where the proceeds were reinvested into lower yielding cash and short term investments and common stocks), increased investment and administration fees and higher total return swap expense.

	First quarter
	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	106.1	164.9
Equity hedges	(108.9)	(73.8)
Bonds	(40.4)	(33.8)
Preferred stocks	(4.3)	0.1
CPI-linked derivatives	(1.9)	(3.4)
Foreign currency	25.2	2.9
Gain on disposition of associate	9.8	—
Other	1.1	(5.8)
Net gains (losses) on investments	(13.3)	51.1

Runoff paid cash dividends of nil (2012 – $75.0) and dividends-in-kind (marketable securities) of nil (2012 – $70.0) to Fairfax during the first quarter of 2013.

Other (1)

	First quarter
	2013	2012
Revenue	194.2	205.0
Expenses	(187.7)	(199.6)
Pre-tax income before interest and other	6.5	5.4
Share of profit of associates	0.3	—
Interest expense	(0.8)	(0.1)
Pre-tax income	6.0	5.3

(1)
These results differ from those published by Ridley Inc. primarily due to purchase accounting adjustments related to the acquisition of Ridley and the inclusion of the results of operations of William Ashley, Sporting Life, Prime Restaurants and Thomas Cook India.

On November 28, 2012 Ridley acquired the assets and certain liabilities of Stockade Brands Inc. (a manufacturer of animal feed products). On November 30, 2012 Ridley and Masterfeeds Inc. contributed the net assets of their respective Canadian feed businesses to a newly formed limited partnership (Masterfeeds LP). Ridley received a 30% interest in Masterfeeds LP for the net assets contributed. The company records its investment in Masterfeeds LP using the equity method of accounting.
Ridley’s revenue and expenses fluctuate with changes in raw material prices. The decrease in Ridley’s revenues from $167.3 in the first quarter of 2012 to $144.6 in the first quarter of 2013 primarily reflected the divestiture of its Canadian feed operations in the fourth quarter of 2012, partially offset by higher material prices on a year-over-year basis. The remaining revenue and expenses included in the Other reporting segment were comprised of the revenue and expenses of William Ashley, Sporting Life, Prime Restaurants (acquired January 10, 2012) and Thomas Cook India (acquired August 14, 2012).

Interest and Dividends and Net Gains (Losses) on Investments

An analysis of interest and dividend income and net gains (losses) on investments is presented in the Investments section of this MD&A.

Interest Expense

Consolidated interest expense increased from $52.9 in the first quarter of 2012 to $53.3 in the first quarter of 2013 reflecting higher interest expense subsequent to the issuance of Cdn$250.0 and Cdn$200.0 principal amount of Fairfax unsecured senior notes due 2022 on January 21, 2013 and October 15, 2012 respectively, partially offset by the repayment on October 19, 2012 of $200.0 principal amount of the TIG Note in connection with TIG's acquisition of General Fidelity.

Consolidated interest expense was comprised of the following:

	First quarter
	2013	2012
Fairfax	43.3	40.9
Crum & Forster	0.4	0.7
Zenith National	0.8	0.8
OdysseyRe	6.9	6.9
Advent	1.1	1.2
Runoff (TIG)	—	2.3
Other	0.8	0.1
	53.3	52.9

Corporate Overhead and Other

Corporate overhead and other consists of the expenses of all of the group holding companies, net of the company's investment management and administration fees and the investment income, including net investment gains and losses, earned on holding company cash and investments, and is comprised of the following:

	First quarter
	2013	2012
Fairfax corporate overhead	23.3	21.4
Subsidiary holding companies' corporate overhead	11.5	11.3
Holding company interest and dividends	(2.7)	7.2
Holding company net (gains) losses on investments	(96.3)	111.8
Investment management and administration fees	(27.4)	(19.3)
	(91.6)	132.4

Fairfax corporate overhead expense in the first quarter of 2012 of $21.4 increased to $23.3 in the first quarter of 2013 primarily as a result of higher compensation expenses, partially offset by lower legal expenses. Total return swap expense is reported as a component of interest and dividend income. Prior to giving effect to the impact of total return swap expense ($7.9 in the first quarter of 2013 compared to $11.7 in the first quarter of 2012) interest and dividends earned on holding company cash and investments of $4.5 in the first quarter of 2012 increased to $10.6 in the first quarter of 2013 primarily as a result of increased share of profit of associates, partially offset by decreased holdings of high-yielding corporate debt securities and long term U.S. treasury bonds. Total return swap expense was lower in the first quarter of 2013 principally reflecting a decrease in the average notional amount of short equity total return swaps at the holding company. Net gains and losses on investments at the holding company were comprised as shown in the table below. Investment management and administration fees increased from $19.3 in the first quarter of 2012 to $27.4 in the first quarter of 2013 primarily as a result of management fees earned on the higher year-over-year investment portfolio (principally related to the acquisition of RiverStone Insurance) and adjustments to the fees payable in respect of the prior year.

	First quarter
	2013	2012
Common stocks and equity derivatives (excluding equity hedges)	53.1	31.2
Equity hedges	28.6	(185.3)
Bonds	2.4	33.7
Preferred stocks	(7.9)	(2.5)
Foreign currency	(2.8)	1.6
Other	22.9	9.5
Net gains (losses) on investments	96.3	(111.8)

Income Taxes

The recovery of income taxes of $51.2 in the first quarter of 2013 differed from the provision for income taxes that would be determined by applying the company’s Canadian statutory income tax rate of 26.5% to earnings before taxes primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities and capital gains only 50% taxable in Canada), income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s Canadian statutory income tax rate and the recognition of the benefit of previously unrecorded accumulated income tax losses and temporary differences.

The effective income tax rate in the first quarter of 2012 of 69.0% differed from the company’s Canadian statutory income tax rate of 26.3% primarily as a result of non-taxable investment income (including dividend income, interest on bond investments in U.S. states and municipalities, and capital gains only 50% taxable in Canada), and income or losses earned or incurred in jurisdictions where the corporate income tax rate is different from the company’s statutory income tax rate, partially offset by unrecorded income tax losses.

Non-controlling Interests

The attribution of net earnings (loss) to the non-controlling interests is comprised of the following:

	First quarter
	2013	2012
Ridley	1.5	1.0
Fairfax Asia	0.3	0.2
Prime Restaurants	0.1	0.2
Sporting Life	(0.1)	(0.1)
Thomas Cook India	(0.1)	—
	1.7	1.3

Components of Consolidated Balance Sheets

Consolidated Balance Sheet Summary

Holding company cash and investments increased to $1,242.2 ($1,236.0 net of $6.2 of holding company short sale and derivative obligations) at March 31, 2013 compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first quarter of 2013 are as set out in the Financial Condition section of this MD&A under the heading of Liquidity.

Insurance contract receivables increased by $319.1 to $2,264.5 at March 31, 2013 from $1,945.4 at December 31, 2012 primarily as a result of increased premiums receivable balances at Zenith National (reflecting the timing of policy renewals) and the receivable of $118.5 related to a significant commutation of a reinsurance recoverable balance at Runoff which was collected early in the second quarter of 2013 (described in the Runoff section of this MD&A).

Portfolio investments comprise investments carried at fair value and equity accounted investments, the aggregate carrying value of which was $24,522.9 at March 31, 2013 ($24,398.4 net of subsidiary short sale and derivative obligations) compared to an aggregate carrying value at December 31, 2012 of $25,163.2 ($24,966.2 net of subsidiary short sale and derivative obligations). The net $567.8 decrease in the aggregate carrying value of portfolio investments at March 31, 2013 compared to December 31, 2012 (net of subsidiary short sale and derivative obligations) generally reflected the unfavourable impact of foreign currency translation, in addition to the specific factors which caused movements in portfolio investments in the first quarter of 2013 as discussed below.

Subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $687.3 primarily reflecting net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps ($540.5 the first quarter of 2013) and cash used to acquire common stock and certain limited partnership investments. Bonds (including bonds pledged for short sale derivative obligations) decreased by $352.9 primarily reflecting net unrealized depreciation (principally related to bonds issued by the U.S government, U.S. states and municipalities and corporate and other bonds). Common stocks increased by $397.9 primarily reflecting net unrealized appreciation and net purchases of common stocks and limited partnerships. The decrease of $33.1 related to investments in associates primarily reflected the sale of The Brick and a private company, partially offset by net purchases of limited partnerships. Derivatives and other invested assets net of short sale and derivative obligations increased by $119.7 principally as a result of decreased net liabilities payable to counterparties to the company’s long and short equity and equity index total return swaps (excluding the impact of collateral requirements) and net unrealized appreciation related to CPI-linked derivatives.

Recoverable from reinsurers decreased by $99.7 to $5,191.1 at March 31, 2013 from $5,290.8 at December 31, 2012 primarily reflecting the continued progress by Runoff as a result of normal cession and collection activity and the commutation of a reinsurance recoverable balance at Runoff (described in the Runoff section of this MD&A), partially offset by increased business volume at Fairfax Asia, Fairfax Brasil and OdysseyRe.

Deferred income taxes increased by $67.4 to $690.9 at March 31, 2013 from $623.5 at December 31, 2012 with the change primarily attributable to increased operating loss carryovers in the U.S., partially offset by increased temporary differences related to net unrealized appreciation of investments during the first quarter of 2013.

Other assets increased by $194.8 to $1,179.7 at March 31, 2013 from $984.9 at December 31, 2012 primarily as a result of an increase in receivables for securities sold but not yet settled (primarily related to the sale of The Brick for which the proceeds were received on April 3, 2013), partially offset by decreased income taxes refundable.

Provision for losses and loss adjustment expenses decreased by $342.6 to $19,306.2 at March 31, 2013 from $19,648.8 at December 31, 2012 reflecting the strengthening of the U.S. dollar relative to the Canadian dollar which decreased the provision for losses and loss adjustment expenses at Northbridge, the strengthening of the U.S. dollar relative to the British pound sterling which decreased loss reserves in European Runoff (RiverStone Insurance) and OdysseyRe and the continued progress by Runoff in settling its remaining claims.

Investments

Net Gains (Losses) on Investments
Net gains (losses) on investments in the quarters ended March 31, 2013 and 2012 were comprised as shown in the following table:

	First quarter
	2013			2012
	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments	Net realized gains (losses)	Net change in unrealized gains (losses)	Net gains (losses) on investments
Common stocks	45.4	366.3	411.7	65.5	431.2	496.7
Preferred stocks - convertible	—	(18.4)	(18.4)	—	14.9	14.9
Bonds - convertible	12.9	(32.6)	(19.7)	—	101.8	101.8
Gain on disposition of associate (1)	124.0	—	124.0	—	—	—
Other equity derivatives(2) (3)	5.6	195.2	200.8	—	224.6	224.6
Equity and equity-related holdings	187.9	510.5	698.4	65.5	772.5	838.0
Equity hedges(3)	—	(592.8)	(592.8)	—	(822.6)	(822.6)
Equity and equity-related holdings after equity hedges	187.9	(82.3)	105.6	65.5	(50.1)	15.4
Bonds	(2.4)	(116.6)	(119.0)	9.7	22.9	32.6
Preferred stocks	—	(2.3)	(2.3)	0.1	1.3	1.4
CPI-linked derivatives	—	(32.4)	(32.4)	—	(68.0)	(68.0)
Other derivatives	(4.0)	21.3	17.3	37.1	(40.1)	(3.0)
Foreign currency	(16.4)	55.6	39.2	(19.0)	(1.9)	(20.9)
Other	0.2	0.8	1.0	2.1	(0.5)	1.6
Net gains (losses) on investments	165.3	(155.9)	9.4	95.5	(136.4)	(40.9)

Net gains (losses) on bonds is comprised as follows:
Government bonds	(11.1)	(67.6)	(78.7)	3.0	(189.1)	(186.1)
U.S. states and municipalities	12.1	(53.9)	(41.8)	(0.1)	173.7	173.6
Corporate and other	(3.4)	4.9	1.5	6.8	38.3	45.1
	(2.4)	(116.6)	(119.0)	9.7	22.9	32.6

(1)
On March 28, 2013 the company sold all of its ownership interest in The Brick for net cash proceeds of $217.7 (Cdn$221.2) and recognized a net gain on investment of $111.9 (including amounts previously recorded in accumulated other comprehensive income).

On January 18, 2013 the company sold all of its ownership interest in a private company for net cash proceeds of $14.0 and recognized a net gain on investment of $12.1.

(2)	Other equity derivatives include long equity total return swaps and equity warrants.

(3)
Gains and losses on equity and equity index total return swaps that are regularly renewed as part of the company's long term risk management objectives are presented within net change in unrealized gains (losses).

Equity and equity related holdings: The company has economically hedged its equity and equity-related holdings (comprised of common stocks, convertible preferred stocks, convertible bonds, certain investments in associates and equity-related derivatives) against a potential decline in equity markets by way of short positions effected through equity and equity index total return swaps, including short positions in certain equity indexes and individual equities as set out in the table below. The company’s equity hedges are structured to provide a return which is inverse to changes in the fair values of the equity indexes and certain individual equities. The company's equity and equity-related holdings after hedges produced a net gain of $105.6 in the first quarter of 2013 compared to a net gain of $15.4 in the first quarter of 2012. At March 31, 2013 equity hedges with a notional amount of $8,424.1 ($7,668.5 at December 31, 2012) represented 104.5% (100.6% at December 31, 2012) of the company’s equity and equity-related holdings of $8,057.5 ($7,626.5 at December 31, 2012). The gain on disposition of associate of $124.0 in the first quarter of 2013 primarily reflected the sale of the company's investment in The Brick.

There may be periods when the notional amount of the equity hedges may exceed or be deficient relative to the company’s equity price risk exposure as a result of the timing of opportunities to exit and enter hedges at attractive prices, decisions by the company to hedge an amount less than the company’s full equity exposure or, on a temporary basis, as a result of non-correlated performance of the equity hedges relative to the equity and equity-related holdings. The company’s risk management objective is for the equity hedges to be reasonably effective in protecting that proportion of the company’s equity and equity-related holdings to which the hedges relate should a significant correction in the market occur. However, due to the lack of a perfect correlation between the hedged items and the hedging items, combined with other market uncertainties, it is not possible to predict the future impact of the company’s hedging program related to equity risk. Refer to note 17 (Financial Risk Management) under the heading of Market Price Fluctuations in the company’s interim consolidated financial statements for the three months ended March 31, 2013 for a tabular analysis followed by a discussion of the company’s hedges of equity price risk and the related basis risk.

	March 31, 2013				December 31, 2012
Underlying short equity and equity index total return swaps	Units	Original notional amount(1)	Weighted average index value	Index value at period end	Units	Original notional amount(1)	Weighted average index value	Index value at period end
Russell 2000	52,881,400	3,501.9	662.22	951.54	52,881,400	3,501.9	662.22	849.35
S&P 500	10,532,558	1,117.3	1,060.84	1,569.19	10,532,558	1,117.3	1,060.84	1,426.19
S&P/TSX 60	13,044,000	206.1	641.12	731.34	13,044,000	206.1	641.12	713.72
Other equity indices	—	140.0	—	—	—	140.0	—	—
Individual equities	—	1,270.3	—	—	—	1,231.3	—	—

(1)    The aggregate notional amounts on the dates that the short positions were first initiated.

Bonds: Net losses on bonds of $119.0 in the first quarter of 2013 (2012 - net gain of $32.6) were primarily comprised of net mark-to-market losses on U.S government and U.S. state and municipal government bonds.

CPI-linked derivatives: The company has purchased derivative contracts referenced to consumer price indices (“CPI”) in the geographic regions in which it operates which serve as an economic hedge against the potential adverse financial impact on the company of decreasing price levels. At March 31, 2013 these contracts have a remaining weighted average life of 7.7 years (7.7 years at December 31, 2012), a notional amount of $60.7 billion ($48.4 billion at December 31, 2012) and a fair value of $121.1 ($115.8 at December 31, 2012). The company’s CPI-linked derivative contracts produced unrealized losses of $32.4 in the first quarter of 2013 (2012 - $68.0) primarily as a result of increases in the values of the CPI indices underlying those contracts (those contracts are structured to benefit the company during periods of decreasing CPI index values). Refer to the analysis in note 7 (Short Sales and Derivatives) under the heading of CPI-linked derivative contracts in the company’s interim consolidated financial statements for the three months ended March 31, 2013 for a discussion of the company’s economic hedge against the potential adverse financial impact on the company of decreasing price levels.

Interest and Dividends

Consolidated interest and dividend income of $99.5 in the first quarter of 2013 decreased from $129.6 in the first quarter of 2012. The decrease primarily reflected lower investment income earned as a result of sales during 2012 of higher yielding government bonds (principally Canadian government bonds and U.S. treasury bonds ), the proceeds of which were reinvested into lower yielding cash and short term investments and common stocks. Total return swap expense remained stable at $40.4 and $39.6 in the quarters ended March 31, 2013 and 2012 respectively.

The share of profit of associates was $18.7 in the first quarter of 2013 compared to the share of loss of associates of $8.7 in the first quarter of 2012. The first quarter of 2012 included $18.8 related to the company's share of Fibrek's net loss (principally comprised of an impairment charge).

Financial Risk Management

The primary goals of the company’s risk management program are to ensure that the outcomes of activities involving elements of risk are consistent with the company’s objectives and risk tolerance, while maintaining an appropriate balance between risk and reward and protecting the company’s consolidated balance sheet from events that have the potential to materially impair its financial strength. The company’s exposure to potential loss from its insurance and reinsurance operations and investment activities primarily relates to underwriting risk, credit risk, liquidity risk and various market risks. Balancing risk and reward is achieved through identifying risk appropriately, aligning risk tolerances with business strategy, diversifying risk, pricing appropriately for risk, mitigating risk through preventive controls and transferring risk to third parties. There were no significant changes in the types of the company’s risk exposures or the processes used by the company for managing those risk exposures at March 31, 2013 compared to those identified at December 31, 2012 and disclosed in the company’s 2012 Annual Report other than as outlined in note 17 (Financial Risk Management) to the interim consolidated financial statements for the three months ended March 31, 2013.

Financial Condition

Capital Resources and Management
The company manages its capital based on the following financial measurements and ratios:

	March 31, 2013	December 31, 2012
Holding company cash and investments (net of short sale and derivative obligations)	1,236.0	1,128.0

Holding company debt	2,402.5	2,220.2
Subsidiary debt	661.9	670.9
Other long term obligations – holding company	156.5	157.5
Total debt	3,220.9	3,048.6
Net debt	1,984.9	1,920.6

Common shareholders’ equity	7,550.2	7,654.7
Preferred stock	1,166.4	1,166.4
Non-controlling interests	70.3	69.2
Total equity	8,786.9	8,890.3

Net debt/total equity	22.6%	21.6%
Net debt/net total capital(1)	18.4%	17.8%
Total debt/total capital(2)	26.8%	25.5%
Interest coverage(3)	3.1x	4.2x
Interest and preferred share dividend distribution coverage(4)	2.2x	3.0x

(1)	Net total capital is calculated by the company as the sum of total equity and net debt.

(2)	Total capital is calculated by the company as the sum of total equity and total debt.

(3)	Interest coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense.

(4)
Interest and preferred share dividend distribution coverage is calculated by the company as the sum of earnings (loss) before income taxes and interest expense divided by interest expense and preferred share dividend distributions adjusted to a before tax equivalent at the company's Canadian statutory income tax rate.

Holding company debt (including other long term obligations) at March 31, 2013 increased by $181.3 to $2,559.0 from $2,377.7 at December 31, 2012 primarily due to the issuance of Cdn$250.0 principal amount of Fairfax unsecured senior notes due 2022, partially offset by the repurchase and redemption of $12.2 and $36.2 respectively, of the outstanding principal amount of Fairfax unsecured senior notes due 2017 and the foreign currency translation effect of the strengthening of the U.S. dollar relative to the Canadian dollar on the company's Canadian dollar denominated long term debt.

Subsidiary debt at March 31, 2013 decreased by $9.0 to $661.9 from $670.9 at December 31, 2012 primarily reflecting the repayment of a portion of the subsidiary indebtedness of Ridley.

Common shareholders' equity at March 31, 2013 decreased by $104.5 to $7,550.2 from $7,654.7 at December 31, 2012 primarily as a result of the payment of dividends on the company's common and preferred shares ($221.0) and decreased accumulated other comprehensive income (a decrease of $45.3 in the first quarter of 2013 primarily related to foreign currency translation), partially offset by the net earnings attributable to shareholders of Fairfax ($161.6).

The changes in holding company debt, subsidiary debt and common shareholders’ equity affected the company’s leverage ratios as follows: the consolidated net debt/net total capital ratio increased to 18.4% at March 31, 2013 from 17.8% at December 31, 2012 primarily as a result of an increase in net debt and a decrease in net total capital. The increase in net debt was due to an increase in total debt (primarily due to the issuance of Cdn$250.0 principal amount of Fairfax unsecured senior notes due 2022, partially offset by the repurchase and redemption of $12.2 and $36.2 respectively, of the outstanding principal amount of Fairfax unsecured senior notes due 2017), partially offset by an increase in holding company cash and investments (net of short sale and derivative obligations). The decrease in net total capital was due to decreased common shareholders' equity, partially offset by increased net debt. The consolidated total debt/total capital ratio increased to 26.8% at March 31, 2013 from 25.5% at December 31, 2012 primarily as a result of increased total debt (described above), partially offset by increased total capital (reflecting increased total debt, partially offset by decreased common shareholders' equity).

Liquidity

Holding company cash and investments at March 31, 2013 totaled $1,242.2 ($1,236.0 net of $6.2 of holding company short sale and derivative obligations) compared to $1,169.2 at December 31, 2012 ($1,128.0 net of $41.2 of holding company short sale and derivative obligations). Significant cash movements at the Fairfax holding company level during the first quarter of 2013 included the following outflows – the payment of $221.0 of common and preferred share dividends, the payment of $38.8 of net cash with respect to the reset provisions of long and short equity and equity index total return swaps (excluding the impact of collateral requirements), the payment of $15.2 of interest on long term debt and the repurchase and redemption of $12.2 and $36.2 respectively, of the outstanding principal amount of Fairfax unsecured senior notes due 2017. Significant inflows during the first quarter of 2013 included the following – net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of 5.84% unsecured senior notes due 2022 and the receipt of a $53.0 corporate income tax refund. The carrying values of holding company investments vary with changes in the fair values of those securities.

The company believes that holding company cash and investments, net of holding company short sale and derivative obligations at March 31, 2013 of $1,236.0 ($1,128.0 at December 31, 2012) provide adequate liquidity to meet the holding company’s remaining known obligations in 2013. The holding company expects to continue to receive investment management and administration fees from its insurance and reinsurance subsidiaries, investment income on its holdings of cash and investments, and dividends from its insurance and reinsurance subsidiaries. To further augment its liquidity, the holding company can draw upon its $300.0 unsecured revolving credit facility (for further details related to the credit facility, refer to note 15 (Subsidiary Indebtedness, Long Term Debt and Credit Facilities) to the consolidated financial statements for the year ended December 31, 2012, in the company’s 2012 Annual Report). The holding company's remaining known significant commitments for 2013 consist of interest and corporate overhead expenses, preferred share dividends, income tax payments and potential cash outflows related to derivative contracts (described below). On January 21, 2013, the company received net proceeds of $259.9 (Cdn$258.1) from the issuance of Cdn$250.0 principal amount of its unsecured senior notes due 2022 pursuant to a re-opening of those notes. During the first quarter of 2013, the company used these proceeds to repurchase and redeem $12.2 and $36.2 respectively, of the outstanding principal amount of its unsecured senior notes due 2017 and intends to use the remainder of the proceeds to fund the repayment upon maturity of $182.9 principal amount of OdysseyRe's unsecured senior notes on November 1, 2013.

The holding company may experience cash inflows or outflows (which at times could be significant) related to its derivative contracts, including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2013, the holding company paid net cash of $38.8 (2012 - $212.6) with respect to long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The holding company typically funds any such obligations from holding company cash and investments and its additional sources of liquidity discussed above.

During the first quarter of 2013, subsidiary cash and short term investments (including cash and short term investments pledged for short sale and derivative obligations) decreased by $687.3 primarily reflecting net cash paid in connection with the reset provisions of the company’s long and short equity and equity index total return swaps and cash used to acquire common stock and certain limited partnership investments. The insurance and reinsurance subsidiaries may experience cash inflows or outflows (which at times could be significant) related to their derivative contracts including collateral requirements and cash settlements of market value movements of total return swaps which have occurred since the most recent reset date. During the first quarter of 2013 the insurance and reinsurance subsidiaries paid net cash of $540.5 (2012 - $486.0) with respect to long and short equity and equity index total return swaps (excluding the impact of collateral requirements). The insurance and reinsurance subsidiaries typically fund any such obligations from cash provided by operating activities. In addition, obligations incurred on short equity and equity index total return swaps may be funded from sales of equity-related investments, the market values of which will generally vary inversely with the market values of the short equity and equity index total return swaps.

The following table presents major components of cash flow for the quarters ended March 31:

	First quarter
	2013	2012
Operating activities
Cash provided by (used in) operating activities before the undernoted	9.1	(195.7)
Net sales of securities classified as at FVTPL	65.5	392.5
Investing activities
Net purchases of investments in associates	(46.7)	(70.3)
Net purchase of subsidiaries, net of cash acquired	—	(51.4)
Net purchases of premises and equipment and intangible assets	(9.0)	(7.7)
Financing activities
Net repayment of subsidiary indebtedness	(30.1)	(1.0)
Issuance of holding company debt	259.9	—
Repurchase of holding company and subsidiary debt and securities	(51.4)	(1.0)
Issuance of preferred shares	—	231.7
Common and preferred share dividends paid	(221.0)	(218.6)
Other cash used in financing activities	(3.8)	(18.0)
Increase (decrease) in cash, cash equivalents and bank overdrafts during the period	(27.5)	60.5

Cash provided by operating activities excluding cash provided from net sales of securities classified as at FVTPL increased to $9.1 in the first quarter of 2013 compared to cash used in operating activities of $195.7 in the first quarter of 2012 primarily as a result of higher net premiums collected and lower income taxes paid, partially offset by increased net paid losses. Net sales of securities classified as at FVTPL of $65.5 in the first quarter of 2013 primarily reflected net sales of short term investments and bonds, partially offset by net cash paid with respect to the reset provisions of total return swaps. Net sales of securities classified as at FVTPL of $392.5 in the first quarter of 2012 primarily reflected net sales of short term investments and bonds, partially offset by net purchases of common stocks and net cash paid with respect to total return swaps.

Net purchases of investments in associates of $46.7 in the first quarter of 2013 primarily reflected the net purchases of limited partnerships and an additional investment in MEGA Brands (net purchases of $70.3 in the first quarter of 2012 primarily reflected investments in Thai Re and certain limited partnerships). Net purchases of subsidiaries, net of cash acquired in the first quarter of 2012 related to the acquisition of an 81.7% interest in Prime Restaurants.

Net repayment of subsidiary indebtedness in the first quarter of 2013 of $30.1 (2012 - $1.0) primarily reflected the repayment of subsidiary indebtedness of Ridley. Issuance of holding company debt in the first quarter of 2013 of $259.9 (Cdn$258.1) reflected net proceeds from the issuance of Cdn$250.0 principal amount of Fairfax 5.84% unsecured senior notes due 2022. Repurchase of holding company and subsidiary debt and securities of $51.4 primarily reflected the repurchase and redemption of Fairfax unsecured senior notes due 2017. The company paid preferred share and common share dividends in the first quarter of 2013 of $15.5 and $205.5 (2012 - $12.8 and $205.8) respectively. Other cash used in financing activities in the first quarter of 2013 of $3.8 (2012 - $18.0) related to subordinate voting shares purchased for treasury for use in the company's share-based payment awards.

Contractual Obligations

The following table provides a payment schedule of the company's significant current and future obligations (holding company and subsidiaries) as at March 31, 2013:

	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Provision for losses and loss adjustment expenses	4,509.4	5,543.4	3,226.8	6,026.6	19,306.2
Long term debt obligations - principal	187.5	268.0	6.2	2,729.0	3,190.7
Long term debt obligations - interest	209.9	386.2	352.6	752.6	1,701.3
Operating leases - obligations	66.7	106.0	68.0	120.4	361.1
	4,973.5	6,303.6	3,653.6	9,628.6	24,559.3

For further detail on the maturity profile of the company's financial liabilities, please see the heading Liquidity Risk in note 24 (Financial Risk Management) to the consolidated financial statements for the year ended December 31, 2012, in the company's 2012 Annual Report.

Book Value Per Share

Common shareholders’ equity at March 31, 2013 was $7,550.2 or $373.00 per basic share (excluding the unrecorded $470.2 excess of fair value over the carrying value of investments in associates) compared to $378.10 per basic share (excluding the unrecorded $427.1 excess of fair value over the carrying value of investments in associates) at December 31, 2012 representing a decrease per basic share in the first quarter of 2013 of 1.3% (without adjustment for the $10.00 per common share dividend paid in the first quarter of 2013, or an increase of 1.3% adjusted to include that dividend). During the first quarter of 2013, the number of basic shares decreased as a result of the repurchase of 3,490 subordinate voting shares for treasury (for use in the company’s share-based payment awards). At March 31, 2013 there were 20,241,921 common shares effectively outstanding.

Accounting and Disclosure Matters

Critical Accounting Estimates and Judgments

Please refer to note 4 (Critical Accounting Estimates and Judgments) to the interim consolidated financial statements for the quarter ended March 31, 2013.

Future Accounting Changes

Many IFRS are currently undergoing modification or are yet to be issued for the first time. Future standards expected to have a significant impact on the company’s consolidated financial reporting are described in the Accounting and Disclosure Matters section of the MD&A in the company’s 2012 Annual Report. New standards and amendments that have been issued but are not yet effective are described in note 3 (Summary of Significant Accounting Policies) to the consolidated financial statements for the year ended December 31, 2012, in the company’s 2012 Annual Report.

Comparative Quarterly Data (unaudited)

	March 31, 2013	December 31, 2012	September 30, 2012	June 30, 2012	March 31, 2012	December 31, 2011	September 30, 2011	June 30, 2011
Revenue	1,784.6	2,764.2	1,891.6	1,742.5	1,624.5	823.6	3,322.9	1,755.0
Net earnings (loss)(1)	163.3	406.4	35.7	94.2	(1.3)	(770.8)	974.5	83.6
Net earnings (loss) attributable to shareholders of Fairfax(1)	161.6	402.4	33.4	93.7	(2.6)	(771.5)	973.9	83.3
Net earnings (loss) per share(1)	$7.22	$19.05	$0.85	$3.84	$(0.76)	$(38.47)	$47.17	$3.43
Net earnings (loss) per diluted share(1)	$7.12	$18.82	$0.84	$3.79	$(0.76)	$(38.47)	$46.73	$3.40

(1)
2012 results reflect the retrospective adoption on January 1, 2013 of amendments to IAS 19 Employee Benefits as described in note 3 (Summary of Significant Accounting Policies) to the interim consolidated statements for the three months ended March 31, 2013.

Operating results at the company’s insurance and reinsurance operations continue to be affected by a difficult competitive environment. Individual quarterly results have been (and may in the future be) affected by losses from significant natural or other catastrophes as in 2012, by reserve releases and strengthenings and by settlements or commutations, the occurrence of which are not predictable, and have been (and are expected to continue to be) significantly impacted by net gains or losses on investments, the timing of which are not predictable.

Forward-Looking Statements

Certain statements contained herein may constitute forward-looking statements and are made pursuant to the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Fairfax to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to: a reduction in net earnings if our loss reserves are insufficient; underwriting losses on the risks we insure that are higher or lower than expected; the occurrence of catastrophic events with a frequency or severity exceeding our estimates; changes in market variables, including interest rates, foreign exchange rates, equity prices and credit spreads, which could negatively affect our investment portfolio; the cycles of the insurance market and general economic conditions, which can substantially influence our and our competitors' premium rates and capacity to write new business; insufficient reserves for asbestos, environmental and other latent claims; exposure to credit risk in the event our reinsurers fail to make payments to us under our reinsurance arrangements; exposure to credit risk in the event our insureds, insurance producers or reinsurance intermediaries fail to remit premiums that are owed to us or failure by our insureds to reimburse us for deductibles that are paid by us on their behalf; risks associated with implementing our business strategies; the timing of claims payments being sooner or the receipt of reinsurance recoverables being later than anticipated by us; the inability of our subsidiaries to maintain financial or claims paying ability ratings; risks associated with our use of derivative instruments; the failure of our hedging methods to achieve their desired risk management objective; a decrease in the level of demand for insurance or reinsurance products, or increased competition in the insurance industry; the failure of any of the loss limitation methods we employ; the impact of emerging claim and coverage issues; our inability to access cash of our subsidiaries; our inability to obtain required levels of capital on favourable terms, if at all; loss of key employees; our inability to obtain reinsurance coverage in sufficient amounts, at reasonable prices or on terms that adequately protect us; the passage of legislation subjecting our businesses to additional supervision or regulation, including additional tax regulation, in the United States, Canada or other jurisdictions in which we operate; risks associated with government investigations of, and litigation and negative publicity related to, insurance industry practice or any other conduct; risks associated with political and other developments in foreign jurisdictions in which we operate; risks associated with legal or regulatory proceedings; failures or security breaches of our computer and data processing systems; the influence exercisable by our significant shareholder; adverse fluctuations in foreign currency exchange rates; our dependence on independent brokers over whom we exercise little control; an impairment in the carrying value of our goodwill and indefinite-lived intangible assets; our failure to realize deferred income tax assets; and assessments and shared market mechanisms which may adversely affect our U.S. insurance subsidiaries. Additional risks and uncertainties are described in our most recently issued Annual Report which is available at www.fairfax.ca and in our Supplemental and Base Shelf Prospectus (under “Risk Factors”) filed with the securities regulatory authorities in Canada, which is available on SEDAR at www.sedar.com. Fairfax disclaims any intention or obligation to update or revise any forward-looking statements.